PRG-Schultz International, Inc.

2002 Annual Report


03056707

Profitability translates into any language.

Redditività

การได้ผลกำไร

Rentabiliteit

Lucratividade

Rentabilität

盈利率

Rentabilité

Rentabilidad


0-28000
P.E 12-31-02


PROCESSED
APR 22 2003
THOMSON
FINANCIAL

What We Do

PRG-Schultz is the world's leading provider of recovery audit services. PRG-Schultz employs almost 3,500 professionals, providing clients in over 40 countries with insightful value to optimize and expertly manage their business transactions. Using proprietary technologies and expert audit methodologies, PRG-Schultz industry specialists review client invoices, purchase orders, receiving documents, databases, and correspondence files to recover lost profits due to overpayments or under-deductions. PRG-Schultz is retained on a pay-for-performance basis, receiving a percentage of each dollar recovered.

Aerospace



Grocery



Financial Services



High Technology



Who We Serve

Clients in over 40 countries spanning such industries as retailing, manufacturing, consumer products, communications, aerospace, grocery, financial services, and high technology, among others.

Fortune 100[1]



PRG-Schultz serves approximately **54%** of these companies

Global 200[1]



PRG-Schultz serves approximately **47%** of these companies

Top 100 U.S. Retailers[2]



PRG-Schultz serves approximately **67%** of these companies

(1) Source: *Fortune* (2) Source: *Stores Magazine*

The PRG-Schultz Difference

PRG-Schultz's aim is to distinguish itself in the recovery audit industry by outperforming its competitors in these key areas:

- **Recovering more dollars than any other recovery audit firm by leveraging highly experienced people and superior, innovative technology.**
- **Auditing more categories across more industries around the world than any other recovery audit firm.**
- **Tailoring its service model and reporting capabilities to best meet each client's unique recovery and process improvement needs.**
- **Assuring the highest levels of client confidentiality and vendor sensitivity through effective controls.**

A world of opportunity at a glance

PRG-Schultz International, Inc.

A Sampling of Industries We Serve

Retail



Manufacturing



Consumer Products



Communication


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Brief History

The recovery audit industry began with small, family-based businesses over 30 years ago when Howard Schultz, founder of Howard Schultz & Associates (HS&A), discovered that many retailers were losing money by not taking advantage of allowances, price concessions, rebates and other incentives provided by vendors. In 1990, John Cook and Jack Toma founded The Profit Recovery Group International, Inc. (PRG) with the goal of combining audit expertise and technology to provide greater value-added services to clients. Over the years, the industry has grown into a technology-driven business, evolving from a simple cottage industry into a sophisticated, high-volume one.

In 2002, the two largest providers of recovery audit services combined to form PRG-Schultz. Today, PRG-Schultz is the largest, most comprehensive recovery audit firm in the world, providing its expansive service offering to a broad spectrum of clients globally.

Industry Trends and Drivers

Global Consolidation

Global recovery audit firms can leverage their technical and audit expertise across multiple markets, as well as better serve large multinational clients. The international market for these services is largely under-penetrated and a major growth opportunity for the industry.

Electronic Data Interchange (EDI)

Businesses around the world increasingly communicate with vendors electronically, transmitting inventory, sales data, purchase orders, invoices, payments, and shipping and receiving information. This not only improves the quality and amount of data available to audit, but also requires sophisticated technology to audit vast volumes of transactions for errors.

New Procurement Technologies

New procurement technologies, such as those involving the Internet, are expected to make a greater amount of procurement data available in an electronic format, creating new market opportunities and greater efficiencies in service delivery.

Dynamic Buying Environment

Large businesses generate a tremendous volume of purchasing transactions from numerous vendors. Pricing, tax arrangements and terms vary widely. This scenario creates increased complexity and significantly higher error potential, while simultaneously making it harder to detect small errors.

Increased Outsourcing

The increased complexity of client-vendor relationships requires higher levels of expertise, more advanced technologies and unique best practices that can bring speed and accuracy to the recovery audit process. While many companies have internal audit functions, they often have neither the resources nor the necessary required return to justify investment in more advanced audit tools and methodologies

Client Support and Cooperation

Companies are under more pressure than ever to demonstrate bottom-line improvements. Recovery audit services are an effective way to add incremental dollars to the bottom line without capital investment or significantly higher levels of fixed expense.

PRG-Schultz International, Inc. (PRG-Schultz) is the largest and only publicly traded recovery audit firm. PRG-Schultz helps clients in more than 40 countries around the world recover profits and provides them with insightful value to optimize and expertly manage their business transactions. The Company's shares trade on the Nasdaq Stock Market under the symbol "PRGX."



PRG-Schultz International, Inc. Consolidated Financial Highlights

(in thousands, except earnings per share data)	Years ended December 31, 2002	2001
Revenues	$463,297	$314,025
Operating income	$ 53,085	$ 14,604
Earnings from continuing operations before discontinued operations and cumulative effect of accounting change	$ 27,560	$ 2,338
Weighted-average common and dilutive shares outstanding	79,988	48,733
Diluted earnings per share from continuing operations before discontinued operations and cumulative effect of accounting change	$ 0.40	$ 0.05
At Year-End		
Cash and cash equivalents	$ 14,860	$ 33,334
Working capital	$ 35,562	$ 39,987
Total assets	$585,780	$379,260
Long-term bank debt	$ 26,363	$ –
Convertible notes, net of unamortized discount	$121,491	$121,166
Total shareholders' equity	$337,885	$168,095



This creates a world of opportunity for PRG-Schultz.

Increasing profitability is our goal and our clients' goal around the world. For more than three decades, PRG-Schultz has been assembling a portfolio of best practices, talented auditors and sophisticated technologies for one purpose – to help companies recover profits lost in the course of conducting routine, but increasingly complex, business transactions. As the definitive industry leader, PRG-Schultz is the best-positioned provider to deliver this potential on a global basis – to truly make the world a more profitable place.





Letter To Shareholders

John M. Cook

Chief Executive Officer

During 2002, we realized our vision of creating the definitive leader in the recovery audit industry. The combination of The Profit Recovery Group International, Inc. (PRG) and Howard Schultz & Associates (HS&A) – the two largest providers in the industry – formed an organization with unmatched expertise, resources, scope and reach. Through these competitive advantages, we are positioned to deliver an unmatched level of service and innovation to our clients and to reward our shareholders with sustained profitable growth.

Throughout the year, we methodically executed on the integration of the two companies to maximize operational and financial synergies. The success of this effort is reflected in the combined company's 2002 performance. PRG-Schultz's revenue base was expanded substantially with the acquisition of HS&A, which was approximately half the size of PRG. Revenues totaled $463 million in 2002, compared to $314 million in 2001. Diluted earnings per share from continuing operations before an accounting change increased to $0.40 from $0.05 in 2001. Demonstrating the ability to realize significant operating leverage, operating income margins more than doubled to 11.5% for the year, while cash flow from operations increased to $42.8 million from $29.2 million in 2001.

I am proud of this solid performance, particularly in a transition year during which we incurred significant non-recurring, merger-related expenses. This was accomplished in an environment of economic weakness for many of the major industries we serve. With the merger now complete, and annual cost savings of approximately $30 million realized, we believe we have the foundation to capitalize on the most significant growth opportunities for our markets. Breaking it down to its essence, we divide our future growth opportunities into two categories, growth from our broad base of existing clients, and growth from new clients and markets.

Growth Potential: Enhancing Opportunity in Existing Clients

A significant growth opportunity lies within our existing client base. One of the great attributes of our business is that we almost *always* can do more for our clients. Improved alignment of service delivery models to meet the specific needs of our clients is key to this effort. Through the deployment of client development teams that utilize cross-functional managers, we are working more closely with our clients to develop customized engagements that address their unique circumstances. In doing so, we can improve our access to data – the lifeblood of any audit – and increase our audit scope in order to provide a broader and deeper level of service to maximize recoveries for clients.

In the U.S., significant opportunity exists to grow our revenues from existing clients. We are particularly excited about the potential this presents in commercial clients. Each of our Accounts Payable Services businesses is at a different stage of development and maturity. While we have historically provided a full-scope audit to our retail clients, the traditional service delivered to commercial clients entails a more basic and, frankly, less differentiated service. One of our priorities in 2002 was to deploy the broad-scope model on selected commercial accounts. The results were encouraging and led us to combine our U.S. retail and commercial businesses, a process that was completed during the first quarter of 2003. The new opportunities created by leveraging each of these business lines to their full potential are exciting.

We also have significant growth opportunities in our international markets and existing client base around the world. Recovery rates as a percentage of our clients' revenues – an important metric in our business – are by no means consistent across geographies, and we have a great opportunity to drive our recovery rates in existing clients to full market potential. When I look at the potential of the international arena, it reminds me a lot of the U.S. business several years ago. At that time, we were just beginning to appreciate how a migration to electronic data formats would revolutionize the potential of recovery audits by improving the quality and quantity of data to review. As the world outside the U.S. accelerates its migration to electronic data, we believe our growth will also accelerate. Many of the other trends that have had a positive impact on the development of our U.S. business – such as complex and dynamic purchasing markets and web-enabled procurement technologies – are also spreading rapidly through other economies. Again, this creates the potential to replicate the success we have enjoyed in our home market many times over.

PRG-Schultz is uniquely positioned to capitalize on the trends of global expansion and consolidation in the industries we serve. As our clients expand cross-border, we are prepared to address their needs on a global basis through our vast geographic presence and global approach to service delivery.



Growth Potential: New Clients and New Markets

In all of our markets, opportunity clearly exists to continue to acquire new clients. In the U.S., we currently serve about two-thirds of the top 100 U.S. retailers and a little over half of the Fortune 100. So, even within the population of the largest companies, there is room for further client acquisition. We also believe that the steps we have taken to combine our U.S. business and segment the market will enable us to profitably meet the needs of a greater universe of potential clients in a multitude of industries.

Outside of the U.S., we have established operations in over 40 countries. In most of these markets, our client penetration rates are far lower than in the U.S., and our competition is far less or non-existent. The main driver of new client acquisition will be to continue to pursue new clients in markets where we already have a presence – leveraging the base we have established. Supplementing that on a selective basis, we will continue to enter new markets that we believe provide the greatest opportunity. For example, we recently entered Japan and are exploring additional opportunities in Latin America and Eastern Europe.

We also continue to think of ways to innovate and evolve our service offerings. We are examining ways to leverage our core competencies in order to bring differentiation, loyalty and growth, either through existing clients or by applying our expertise in new areas through the development of strategic alliances. PRG-Schultz's abilities to gather and analyze large volumes of complex data from diverse sources, while identifying low occurrence exceptions within that data are truly unique. And our expertise in software development and accounts payable or procurement processes makes us a compelling market partner.

So how do we go about realizing the potential of these opportunities? Mark Perlberg, our President and Chief Operating Officer, will address this question in his message by introducing you to what we call "growth levers." In short, we simply must leverage best practices, technology, tools and expert professionals in order to maximize recoveries and achieve the most comprehensive service for our clients.

Near-Term Visibility – An Update

As we look forward through 2003, there is no doubt that our international Accounts Payable Services business will be the driver of top-line growth, and we fully intend to capitalize on the strong long-term growth opportunities in international markets through continued investments. We expect our U.S. Accounts Payable Services business to continue to be impacted in 2003 by a challenging environment. We firmly believe that the steps we have taken to integrate our U.S. business will further enable us to leverage our combined industry expertise, capitalize on broad-scope audit opportunities and better align service delivery to the needs and opportunities of our clients, regardless of industry. Our U.S. commercial business is undergoing what we see as a metamorphosis – a process that will take time to fully develop, but one that ultimately holds many long-term rewards. Indeed, the actions over the past year have been designed to achieve the objective of sustainable long-term top-line and earnings growth.

We've made a tremendous amount of progress and are energized about the potential before us. I extend my most sincere appreciation to the nearly 3,500 PRG-Schultz associates around the world who are helping turn this potential into performance. We also thank our clients whom we view as true business partners in ventures where we win together.

Our client relationships truly underscore our basic business proposition: profitability is the most universally shared business goal – for us and for our clients. This alone creates a compelling investment rationale for PRG-Schultz. Add our industry leadership, unsurpassed capabilities and competitive differentiation, then consider a business model that generates strong recurring revenues, margins and cash flow. The overall conclusion is that PRG-Schultz is better positioned than ever to make the world a more profitable place.

Thank you for your continuing support and confidence.

John M. Cook
Chairman and Chief Executive Officer
April 18, 2003



Eric Goldfarb – Executive Vice President and Chief Information Officer
John Cook – Chairman and Chief Executive Officer
Marie Neff – Executive Vice President, Human Resources

A Conversation with the PRG-Schultz Management Team

At this time last year, the merger between PRG and HS&A had just been completed. What benefits have you realized as a result of this combination?

John Cook: It's really a great example of one plus one being greater than two. Not only did we combine the two leading industry providers, but we also combined the best from each company – best in practice, technology and people – to create an organization that is capable of taking the industry to a new level and meet the evolving needs of our clients. To me, this capability is what truly defines market leadership – to leverage your strength to lead in service delivery and innovation, while creating sustainable competitive advantages in order to deliver better performance and value to your clients and shareholders.

Gene Ellis: The integration of the two companies is now complete, and we have realized the financial synergies that we expected. Despite certain expected revenue impacts, margin improvements in 2002 over 2001 reflect the elimination of significant duplicative costs and demonstrate the operating leverage that we've been able to capture.

What is the current competitive landscape in the recovery audit industry?

Brad Roos: While the answer to that question varies somewhat depending on the industries and geographies we serve, we are clearly the definitive industry leader, and we believe we recover more dollars in more categories across more industries around the world than our competitors. The depth and breadth of our expert professionals and technology resources allow us to appropriately and flexibly tailor our service offering to our clients' needs, regardless of their industry or location. Our direct competitors are much smaller and are generally more limited in their ability to leverage the advantages of such scale. With this over-arching perspective, we also have a unique ability to conduct our engagements with the highest regard for client confidentiality and vendor sensitivity. Although we are the market leader, we continue to believe that we must move forward with innovation and superior execution in order to maintain this leadership position.

What is the growth potential of overseas markets and how do you plan to further develop the international business?

John Cook: Our international business has been growing significantly for the past several years, and we have every reason to believe this can continue. In most markets outside of the U.S., we have far less than half of retailers with revenues greater than $500 million as clients. That alone represents a significant opportunity. But on a broader scale, the concept of recovery audit services is still relatively new to many markets and many industries. There are a lot of companies around the world with whom we can share our story. The migration to electronic data formats is also growing globally, which creates more data and a corresponding increased recovery potential.

Mark Perlberg: We are adding new clients in our existing markets of over 40 countries and will enter new markets on a selective basis. For example, we have just entered Japan. And while new markets and new clients are tremendously important, our existing client base will continue to drive international growth as we further penetrate these accounts, introducing new services as well as new recovery categories and broader auditing techniques to increase recovery rates.

What incentives do clients have for engaging an outside audit recovery firm? Don't many companies have their own in-house capabilities?

Jack Toma: Many of our clients do perform an internal review of their procurement transactions prior to engaging an external provider such as PRG-Schultz. It's important to remember that our clients execute the vast majority of these transactions correctly the first time. Rather than make significant investments to capture the incremental dollars associated with transaction errors, it makes sense for them to invest in their core competencies and engage a firm such as PRG-Schultz whose core business is recovery auditing. As a result, we bring different and enhanced sets of skills, perspective and technical expertise to the process in order to maximize recoveries.

Eric Goldfarb: PRG-Schultz has an important competitive advantage as a result of significant investments in proprietary technology and processes. Our systems provide visibility to past transactions, which our clients and competitors can't easily replicate. Our technology, developed and refined over the years, gives our audit professionals the ability to identify transaction errors at a very granular level. We have a team of over 120 information technology professionals dedicated specifically to the continued quality improvement of our systems and tools. As a result, our clients can focus on what they do best – instead of developing and managing audit software and hardware. A cornerstone of our investment strategy is to continuously measure the performance of our technology to ensure that we leverage it to increase profitability for both PRG-Schultz and our clients.

Marie Neff: Our auditors bring a wealth of experience to the table. Former controllers and chief financial officers, as well as accounts payable and procurement managers are among the Company's professional talent. We invest in specialized training and development programs to enable our people to achieve their own personal potential, while delivering on our clients' expectations. It's also important to remember that our basic business model creates a high motivation for success. As a company and as individuals, we work on a pay-for-performance basis, bringing a determination and focus to our work aimed at maximizing recoveries for our clients.



Gene Ellis – Executive Vice President and Chief Financial Officer
Mark Perlberg – President and Chief Operating Officer

A Conversation with the PRG-Schultz Management Team

Last October, you announced the integration of your U.S. retail and commercial Accounts Payable Services businesses. Why did you do that and what are the benefits?

Mark Perlberg: Historically, the commercial business has employed a basic scope audit model, which more recently has experienced a highly competitive business environment. There clearly continues to be a large market for this service, so we have adjusted the cost structure in this area of our business to better enhance our ability to operate in the most effective and profitable manner. The most significant driver of our U.S. business integration is the potential to leverage our combined industry expertise and to apply the right service model for each and every recovery audit opportunity. We have begun to apply the broad-scope service model, traditionally employed in the retail business and involving a much more comprehensive review of both payables and procurement-related transactions, to our commercial clients in those instances where it makes sense. Clearly, PRG-Schultz is once again changing the competitive landscape of our industry by better aligning our service delivery models to our clients' needs and the corresponding audit opportunities.



Jim Benjamin – Executive Vice President, U.S. Operations
Jack Toma – Vice Chairman
Brad Roos – Executive Vice President, Worldwide Sales and Marketing

Jim Benjamin: To date we have demonstrated that commercial clients with characteristics similar to retail clients, such as high transaction volume and price volatility, can reap significant benefits from the broad-scope approach. This means we can differentiate ourselves in the commercial market through delivery of a superior service model and, therefore, drive better results for our clients. The early signs are promising. Full implementation of this strategy, however, will take time, with more benefits accruing as we build more detailed databases for commercial clients and adapt certain operational and selling processes. We are optimistic about the potential because we believe we have the most highly skilled auditors and the most experienced management team in the industry driving these efforts for the benefit of our clients.

This integration reflects an evolution of the service model for many of the industries you serve. What other developments in the service offering do you see?

John Cook: This management team spends a good deal of time thinking about new applications of our core capabilities and assets. Our recoveries have historically come from auditing accounts payable and procurement transactions. But what if we applied the same skills and expertise to other functions? We believe part of our responsibility to shareholders and clients is to continually push the envelope in terms of where we can take this business. As long as companies have the need to increase their profitability, we believe we will find ways to evolve the service model and grow our company.

What are your long-term growth objectives for the Company and priorities for cash use?

John Cook: Our long-term goal is to generate annual percentage revenue growth in our Accounts Payable Services business in the low to mid-teens and to grow our net earnings by approximately 20 percent per year. This assumes improvement in U.S. and global economic conditions, as well as the implementation of broad-scope auditing in industries outside of retailing.

Gene Ellis: A compelling part of our story is our ability to generate strong cash flow. After making what we believe to be the necessary investments in our business to position it for further growth, we believe we will have excess cash, which we expect to use primarily to fund stock repurchases.

How we make the world more profitable

An Introduction by President and Chief Operating Officer Mark Perlberg

By far the largest opportunity we have in 2003 and beyond is to generate and sustain top-line growth in our business. In his letter, John Cook talked to you about a number of growth opportunities from our base of existing clients and markets, as well as new client acquisition and new markets. Let's discuss specifically how we plan to achieve continued growth in our existing business.

As the clear market leader, and we are by a wide margin, we have the opportunity to enhance our growth through superior execution. *We have identified a focused set of levers that we believe will enable us to accomplish growth.* The first of these levers is maximizing our utilization of audit tools. We have a wide array of quality tools and reports – we must use them effectively to maximize our results. The second lever is expanding our utilization of the data provided, and the scope permitted, by our clients. The third is staffing – we must leverage our intellectual capital by putting the right numbers of people with the right skill sets in the right jobs. Fourth, we need to invest in training our people and provide the appropriate competency development to ensure we are prepared to meet the future demands of our clients' businesses. Lastly, we must use our audit development resources to fully achieve the most comprehensive service for our clients.

Although we've made tremendous progress and are pleased to enjoy the role of market leader, we can do better. We continue to explore and drive new methods and processes to enhance our results and, most importantly, ensure that we deliver the best possible service to our clients.

The following pages will detail PRG-Schultz's clear focus on what is critical to maintaining our leadership position. By leveraging our superior technology and innovation, auditing more categories across more industries around the world, tailoring service models that best meet our clients' needs, and conducting every engagement with the highest sensitivities, PRG-Schultz will be uniquely positioned to help companies around the world create and sustain competitive advantages while increasing shareholder returns through profit improvements.

As I travel throughout our organization, I see tremendous pride, dedication and focus. I sincerely thank all of our employees – every individual plays an important role in our success. To our clients, it is our privilege and pleasure to be your business partner. To our shareholders, thank you for your continued support. Together, we're making great progress, and as a result of everyone's efforts, we expect to produce even stronger future results.



We make the world more profitable through superior technologies and practices that recover more dollars, euros, bahts or pesos.

Perhaps the best indication of PRG-Schultz's worldwide growth potential is the global position that it already commands – we believe we recover more money than any other recovery audit firm in the world. In a highly specialized profession such as ours, global leadership has a clear advantage as we leverage our three fundamental assets – people, practices and technologies – in markets around the world.

The heart of PRG-Schultz's strength lies in its team of audit professionals, many of whom average 15 to 20 years of experience. They bring backgrounds rich in corporate control and finance, accounts payable, buying and procurement, as well as advanced degrees, professional certifications and extensive training. Our audit talent includes teams with specialized expertise in areas such as media buying and real estate holdings. And, our pay-for-performance business model ensures that our auditors are among the most motivated in the industry.

In our business, the term "best practices" is put to the test every day. Through thousands of hours of audit experience, PRG-Schultz has developed a comprehensive body of practices and processes that streamline audits and maximize their productivity. This collective knowledge is truly an organic growth tool – one that we leverage across audit categories and customer bases. With every application there is an opportunity to learn something new, to make our best even better, and to advance new knowledge throughout the organization.

The breadth and depth of our audit capabilities are rooted in information technology that enables auditors to use proprietary software to delve down to line-item details. Robust technology, data capacity and processing power are critical given the level of electronic migration of client procurement processes. With billions of transactions under review annually, PRG-Schultz has the industry's largest data processing capabilities, yet the architecture is flexible and scalable to customize an audit to meet the needs of each client.

These core strengths – people, practices and technologies – provide two benefits to global expansion. First, they set a high entry bar for competitors. Assets such as these are not easily assembled or replicated. Second, these are exportable assets. We understand how to assemble audit teams globally. Our organizational structure is built to deploy best practices throughout the Company – whether in Seattle or São Paulo. And finally, PRG-Schultz's technology and tools have been built to deliver results consistently across our clients' businesses. With these assets in hand, PRG-Schultz is positioned to recover even more profits around the world.


10 EURO
JUNTA DE GOBIERNO


EZB EKT EKP 2002
10
JOSE MARIA MORELOS
PESOS



We make the world more profitable through capabilities that have no borders.

The benefits of profit recovery are universal – extending across geographic borders, as well as industry sectors and audit categories. The universal application of PRG-Schultz's capabilities means that there are universal opportunities for growth. Indeed, our recovery audit practice has been deployed in over 40 countries around the world across multiple industries, including retailing, high technology, manufacturing, consumer products, communications, grocery, financial services, aerospace, pharmaceuticals, and many more. We have the knowledge and expertise needed to serve a wide variety of industries.

The ability to span such a diverse client base reflects our vast audit capabilities. PRG-Schultz's comprehensive recovery audit services focus on both payables-related recoveries, such as duplicate payments, purchase order violations and statement errors, as well as procurement-related recoveries, such as discounts and allowances, calculation and input errors, freight-related errors, promotional and advertising allowances, and returns and volume rebates, for starters.

Although some industries focused historically on fewer claims categories than others, the PRG-Schultz service model is evolving into a comprehensive solution. As a result, we increasingly utilize our broader, more detailed model in every appropriate industry sector. The rationale is simple, the more data and detail examined, the more potential for recovery.

PRG-Schultz's comprehensive service offering is further differentiated by its unique capabilities in specialty services including Direct Store Delivery (DSD), Vendor Compliance, Media, Real Estate, and Imaging. Leveraging our combined specialty services provides further avenues for increasing profitability for both clients and PRG-Schultz. For example, our proprietary document imaging technology allows us to create line-item detail from paper files and then electronically audit the information, further increasing the available set of data in order to increase recoveries.

With a capabilities-driven service model, PRG-Schultz's growth is a multi-dimensional proposition. We add new clients in existing markets. We open new markets. And, we develop new business simply by expanding the scope of audit services to existing clients – generating highly profitable incremental revenue. These strategies add up to a world of opportunity.



We make the world more profitable through tailored service models that work in L.A., London, Boston or Bangkok.

While the PRG-Schultz service model leverages auditor expertise, best practices and technologies, its success resides ultimately in the ability to address every client situation in a unique manner. In this respect, every client relationship can become a profitable growth opportunity for PRG-Schultz and the client. Our tailored service models are the result of a four-step engagement methodology:

Opportunity Assessment
Every project begins with an information review and fact-finding mission. What are the needs of the client? How much information can we access? What is the appropriate scope of the audit? This initial step is a period of evaluation, recommendation and agreement about work to be performed.

Audit Planning
Armed with intelligence gleaned from our assessment, we move to determine and arrange for the PRG-Schultz resources, such as software applications and specialized audit teams, that will best address the client's specific needs. We also establish operating expectations, guidelines and procedures prior to the start of the audit.

Audit Management
A dedicated team of experts works side-by-side with the client through each step of the audit engagement. This team includes not only auditors, but also information technology, audit development, finance and sales professionals in order to best meet the needs of each individual client.

Reporting
The PRG-Schultz reporting process is a customized one that is built around benchmarks and recommendations. We utilize our secure web-enabled database of audit information to facilitate data analysis for the identification of additional recovery opportunities and to provide reports and recommendations for process improvements to our client. We believe that accountability in the audit process begins with us. As such, communication and the free flow of information between PRG-Schultz and the client are paramount to a successful recovery effort.

The tailored service model has significant implications for our global expansion. It gives us the flexibility to adapt an audit to the specific needs and circumstances of any given client. What is acceptable in Boston may not work in Bangkok. Our model can accommodate those differences as well as address the unique needs of clients having a multinational presence.

The profit recovery process is a symbiotic one. The more we know, the more we can help. The closer we can work with a client, the closer we can come to maximizing the opportunity. Our client development teams are committed to building these mutually beneficial relationships on a long-term basis which, in turn, have the potential to build recurring revenue into our business model. Simply put, it's a mutually beneficial situation for PRG-Schultz, our clients and our shareholders.





We make the world more profitable through sensitivity and integrity that work in any culture.

While certainly hard to quantify, the ability to recover lost profit is often as much art as it is science. In between best practices, processes, data analysis, and technologies live business values of diplomacy, confidentiality, sound judgment, and high ethical standards. These attributes are an essential element of PRG-Schultz's core competencies and become increasingly important as we expand our business.

When we discuss our business, most of the attention is focused on the relationship between PRG-Schultz and the client. But PRG-Schultz maintains a critical focus on ensuring that supplier relationships remain productive, if not enhanced, through our services. We believe our approach clearly sets us apart from many of our competitors.

As part of every audit planning process, PRG-Schultz works closely with the client to determine protocol and guidelines for



supplier contact. Throughout the audit, these guidelines are continuously reviewed to ensure that they remain appropriate. In addition, we customize every audit to present solutions not only tailored to the needs of the client, but also the supplier. Indeed, we believe that our commitment to being sensitive to the needs, subtleties and complexities of client-supplier relationships is a competitive advantage. The bottom line – this sensitivity ultimately leads to a more timely and productive audit.

Another important element of PRG-Schultz's value proposition is our absolute commitment to the confidentiality and integrity of our clients' information and data. Our data acquisition, data processing and data management methodologies are aimed not only at maximizing efficiencies and productivity, but also at maintaining the highest standards of confidentiality and integrity.

As PRG-Schultz continues to expand outside the U.S., our appreciation for the varying business practices we encounter is particularly significant. Knowledge and respect for local customs and cultural differences are paramount to success. For this reason, PRG-Schultz's global team of professionals is recruited from diverse cultures and backgrounds, each bringing a unique perspective.

Finally, profitability translates into any language as do integrity, honesty and confidentiality. These core values must be an inherent part of any recovery audit process – anywhere in the world. At PRG-Schultz, these attributes come first and form the cornerstone of all that we do. They have guided our growth into the world's leading recovery audit firm and will continue to do so as we expand our services to more clients in more industries in more countries around the world.





A Message from Executive Vice President and Chief Financial Officer

Gene Ellis

Since various sections of this Annual Report discuss our considerable accomplishments in 2002 and our future direction, I have chosen to focus on the implications of a single word that has been at the core of many of the financial scandals featured in the business press for over a year now. Let me take a minute to discuss *integrity.*

When I think about PRG-Schultz and integrity, I am reminded of something our president, Mark Perlberg, has said in several presentations to our operations personnel. Paraphrasing only slightly, he makes two points. First, it is important to make your numbers and you will be held accountable if you don't. Second, if faced with the choice between making your numbers and doing the right thing, the latter must *always* prevail.

To all of us at PRG-Schultz, integrity is as simple as honest, ethical, moral behavior by each and every employee of a company. Integrity is following the rules, whatever they may be. It is doing the right thing, even when you know that unpleasant consequences may result. Integrity is using clear language to highlight financial risks, uncertainties and other potential negatives in your published financial statements. Integrity is leadership and "tone at the top," which lets employees know that inappropriate behavior will be promptly disciplined – not rewarded.

None of this is to say that acting with integrity is easy. It is basic human nature to trumpet your successes and hide your failures. Having said all of the foregoing, I can comfortably give you my personal opinion that PRG-Schultz and our executive team have integrity.

So what is PRG-Schultz doing differently in the wake of the 2002 Sarbanes-Oxley Act and the related blizzard of new SEC regulations and FASB pronouncements? First, like everyone else, we are critically assessing our practices, procedures and disclosure processes to make certain that they adhere to any new requirements. For example, we added various new disclosures to our recently filed Form 10-K for 2002 – some of which were not mandatory. Second, we are critically reviewing all aspects of our corporate governance processes and making changes where appropriate. For example, our board of directors elected one of our outside directors, Jackie Ward, as presiding director of the board, and added an additional outside director, David Cole. As a result, seven of the twelve members of the board of directors are classified as independent directors under the proposed Nasdaq listing requirements.

As CFO of PRG-Schultz, I am proud that it did not take accounting scandals and Sarbanes-Oxley to prompt us to upgrade our processes and controls. We have been doing it all along. We have also continued to add to our internal audit staff.

Are we perfect? Of course not, no one is. But rest assured, perfection is our goal in the financial accounting and reporting arena, and we will continue to work relentlessly toward that goal.

Index to 2002 Financial Information

PRG-Schultz International, Inc.

Management's Discussion and Analysis

PRG-Schultz International, Inc. and Subsidiaries

Dated: March 17, 2003

Overview

PRG-Schultz International, Inc. and subsidiaries (the "Company") is the leading provider of recovery audit services to large and mid-size businesses having numerous payment transactions with many vendors.

In businesses with large purchase volumes and continuously fluctuating prices, some small percentage of erroneous overpayments to vendors is inevitable. Although these businesses process the vast majority of payment transactions correctly, a small number of errors do occur. In the aggregate, these transaction errors can represent meaningful "lost profits" that can be particularly significant for businesses with relatively narrow profit margins. The Company's trained, experienced industry specialists use sophisticated proprietary technology and advanced recovery techniques and methodologies to identify overpayments to vendors. In addition, these specialists review clients' current practices and processes related to procurement and other expenses in order to identify solutions to manage and reduce expense levels, as well as apply knowledge and expertise of industry best practices to assist clients in improving their business efficiencies.

Critical Accounting Policies

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments, including those related to revenue recognition and accounts receivable reserves, goodwill and other intangible assets and income taxes. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company's significant accounting policies are more fully described in Note 1 of Notes to Consolidated Financial Statements. However, certain of the Company's accounting policies are particularly important to the portrayal of its financial position and results of operations and require the application of significant judgment by management; as a result they are subject to an inherent degree of uncertainty. Management believes the following critical accounting policies, among others, involve its more significant judgments and estimates used in the preparation of its consolidated financial statements.

- **Revenue Recognition.** The Company recognizes revenue on the invoice basis except with respect to its Meridian VAT Reclaim ("Meridian") and Channel Revenue units where revenue is recognized on the cash basis in accordance with guidance issued by the Securities and Exchange Commission in Staff Accounting Bulletin ("SAB") No. 101, *Revenue Recognition in Financial Statements.* Clients are invoiced for a contractually specified percentage of amounts recovered when it has been determined that they have received economic value (generally through credits taken against existing accounts payable due to the involved vendors or refund checks received from those vendors), and when the following criteria are met: (a) persuasive evidence of an arrangement exists; (b) services have been rendered; (c) the fee billed to the client is fixed or determinable; and (d) collectibility is reasonably assured. The determination that each of the aforementioned criteria is met requires the application of significant judgment by management and a misapplication of this judgment could result in inappropriate recognition of revenue.

- **Accounts Receivable Allowance for Doubtful Accounts.** The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability or unwillingness of its clients to make required payments. If the financial condition of the Company's clients were to deteriorate, or their operating climate were to change, resulting in an impairment of either their ability or willingness to make payments, additional allowances may be required. If the Company's estimate of required allowances for doubtful accounts is determined to be insufficient, it could result in decreased operating income in the period such determination is made.

- **Goodwill and Other Intangible Assets.** As of December 31, 2002, the Company had unamortized goodwill of $371.8 million and other intangible assets of $36.2 million.

  Effective January 1, 2002, the Company implemented Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets.* SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead, such assets must be tested for impairment at least annually in accordance with the provisions of SFAS No. 142. This statement also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* The Company and its independent valuation advisors completed all required transitional testing related to the adoption of SFAS

No. 142 in the second quarter of 2002. Based upon this testing, the Company concluded that all net goodwill balances relating to its Communications Services and Channel Revenue reporting units, which are part of the Company's Other Ancillary Services segment, were impaired. As a result, the Company recognized a before-tax charge of $28.3 million as a cumulative effect of an accounting change, retroactive to January 1, 2002. The Company recorded an income tax benefit of $11.1 million as a reduction to this goodwill impairment charge, resulting in an after-tax charge of $17.2 million. During the fourth quarter of 2002, the Company, working with independent valuation advisors, completed the required annual impairment testing and concluded that there was not an impairment of goodwill or intangible assets with indefinite useful lives as of October 1, 2002. As of December 31, 2002, the Company had a consolidated goodwill asset of $371.8 million, consisting of $363.6 million relating to the Accounts Payable Services segment and $8.2 million relating to the Other Ancillary Services segment, and other intangible assets of $36.2 million relating to the Accounts Payable Services segment. To the extent that management (or its independent valuation advisers) misjudges or miscalculates any of the critical factors necessary to determine whether or not there is a goodwill or other intangible assets impairment, or if any of our goodwill or other intangible assets are accurately determined to be impaired, our future earnings could be materially adversely impacted.

- **Income Taxes.** The Company records a valuation allowance to reduce its deferred tax assets to the amount that it believes is more likely than not to be realized. While the Company has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event the Company were to determine that it would not be able to realize all or part of its net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination was made. Likewise, should the Company determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax assets would increase income in the period such determination was made.

Results of Operations

The following table sets forth the percentage of revenues represented by certain items in the Company's Consolidated Statements of Operations for the periods indicated:

	Years Ended December 31,		
	2002	2001	2000
Statements of Operations Data:			
Revenues	100.0%	100.0%	100.0%
Cost of revenues	57.3	57.5	58.8
Selling, general and administrative expenses	31.2	37.9	35.1
Operating income	11.5	4.6	6.1
Interest (expense), net	(2.0)	(2.8)	(2.5)
Earnings from continuing operations before income taxes, discontinued operations and cumulative effect of accounting changes	9.5	1.8	3.6
Income taxes	3.5	1.1	2.0
Earnings from continuing operations before discontinued operations and cumulative effect of accounting changes	6.0	0.7	1.6
Discontinued operations:			
Loss from discontinued operations, net of income taxes	–	(1.0)	(5.9)
Gain (loss) on disposal/retention of discontinued operations including operating results for phase out period, net of income taxes	0.5	(26.4)	–
Earnings (loss) from discontinued operations	0.5	(27.4)	(5.9)
Earnings (loss) before cumulative effect of accounting changes	6.5	(26.7)	(4.3)
Cumulative effect of accounting changes, net of income taxes	(3.7)	–	(8.7)
Net earnings (loss)	2.8%	(26.7)%	(13.0)%

On January 24, 2002, the Company acquired substantially all the assets and assumed certain liabilities of Howard Schultz & Associates International, Inc. ("HSA-Texas"), substantially all of the outstanding stock of HS&A International Pte Ltd. and all of the outstanding stock of Howard Schultz & Associates (Asia) Limited, Howard Schultz & Associates (Australia), Inc. and Howard Schultz & Associates (Canada), Inc., each an affiliated foreign operating company of HSA-Texas (see Note 15 of Notes to Consolidated Financial Statements). The acquisitions of the businesses of HSA-Texas and affiliates were accounted for as purchase transactions. The operating results of the acquired entities have been included in the Company's results of operations since the date of acquisition.

The Company's January 24, 2002 acquisitions of the businesses of HSA-Texas and affiliates were highly significant in size relative to the Company's size immediately prior to such acquisitions. The Company's Current Report on Form 8-K dated January 24, 2002 provides perspective on the relative sizes of the respective entities. Pursuant to approximately six months of extensive advance integration planning, the clients and associates of HSA-Texas and affiliates were integrated with those of the Company on January 24, 2002 in such fashion that it is not reasonably possible subsequent to January 24, 2002 to distinguish results of operations contributed by the Company's historical business from those contributed by the former HSA-Texas and affiliates.

The Company's revenues from Accounts Payable Services for the year ended December 31, 2002 are only moderately less than the aggregate Accounts Payable Services revenues achieved by the two separate organizations during 2001 when taking into consideration the estimated revenues of the various affiliated companies reacquired by HSA-Texas throughout the course of 2001. Accordingly, the Company intends to ascribe the substantial majority of its 2002 year-over-year Accounts Payable Services revenue growth to its acquisitions of the businesses of HSA-Texas and affiliates. The Company is unable to provide current-year versus prior-year comparisons with respect to its historical business since that business was fundamentally reconstituted on January 24, 2002.

2002 Compared to 2001

Revenues. The Company's revenues from continuing operations consist principally of contractual percentages of overpayments recovered for clients. The Company's principal reportable operating segment is the Accounts Payable Services segment with all other operations included in the Other Ancillary Services segment (see Note 5 of Notes to Consolidated Financial Statements).

Revenues from continuing operations increased $149.3 million or 47.5% to $463.3 million in 2002, up from $314.0 million in 2001. This year-over-year improvement was comprised of an increase of $149.6 million from the Company's Accounts Payable Services segment partially offset by a decrease of $0.3 million from the Other Ancillary Services segment.

Revenues from continuing operations from the Company's Accounts Payable Services segment increased 57.7% to $408.9 million during the year ended December 31, 2002, up from $259.3 million during the comparable period of 2001.

Domestic revenues from continuing operations generated by the Company's Accounts Payable Services segment increased 50.7% to $297.6 million for the year ended December 31, 2002, up from $197.5 million for the year ended December 31, 2001. The increase in revenues from domestic Accounts Payable Services operations was primarily due to business gained through the Company's January 24, 2002 acquisitions of the businesses of HSA-Texas and affiliates.

Revenues from the international portion of the Company's Accounts Payable Services segment increased 80.2% to $111.3 million for the year ended December 31, 2002, up from $61.8 million for the year ended December 31, 2001. This growth in revenues from the international Accounts Payable Services operations was driven by the Company's January 24, 2002 acquisitions of the businesses of HSA-Texas and affiliates. The international operations acquired as part of the acquisitions had a client base that was predominately resident in Europe, where the majority of the year-over-year increase in revenues from international Accounts Payable Services occurred. Also contributing to the increase in revenues were increased revenues for the Company's Latin American and Canadian operations. The increase in revenues for the Latin American operations was primarily due to increased revenues from existing clients and new business generated as the Company continues to expand in this area. The increase in revenues for the Company's Canadian operations was driven by the acquisitions of the businesses of HSA-Texas and affiliates.

Revenues from the Company's Other Ancillary Services segment decreased 0.7% to $54.4 million for the year ended December 31, 2002, down from $54.7 million for the comparable period of the prior year. This decrease was primarily driven by decreased revenues for the Communications Services and Channel Revenue operations partially offset by an increase in revenues generated by the Company's Meridian operations. The Company's Communications Services operations experienced a decrease in revenues of approximately $1.1 million during the year ended December 31, 2002, when compared to the same period of the prior year, primarily as a result of the decision to no longer actively market one of the division's product lines and a decline in one specific product line of the division during the first quarter of 2002 compared to the same period of 2001. Revenues generated by the Company's Channel Revenue operations for the year ended December 31, 2002 decreased approximately $1.0 million, primarily due to decreased revenues from existing clients and the loss of two major clients. The Company's Meridian operations experienced an increase in revenues of approximately $1.8 million due to an increase in claims with a higher fee percentage and, to a lesser degree, an increase in non-VAT processing services offered to clients.

Cost of Revenues. Cost of revenues consists principally of commissions paid or payable to the Company's auditors based primarily upon the level of overpayment recoveries, and compensation paid to various types of hourly workers and salaried operational managers. Also included in cost of revenues are other direct costs incurred by these personnel, including rental of non-headquarters offices, travel and entertainment, telephone, utilities, maintenance and supplies and clerical assistance.

Cost of revenues increased to $265.5 million or 57.3% of revenues for the year ended December 31, 2002, compared to $180.5 million or 57.5% of revenues for the year ended December 31, 2001.

Cost of revenues from the Company's Accounts Payable Services segment increased to $229.1 million or 56.0% of revenues for the year ended December 31, 2002, an increase from $141.4 million or 54.6% of revenues for the year ended December 31, 2001.

Domestically, cost of revenues for Accounts Payable Services increased to $162.2 million for the year ended December 31, 2002 or 54.5% of domestic revenues for Accounts Payable Services, compared to $108.1 million or 54.7% for the year ended December 31, 2001. On a dollar basis, cost of revenues increased primarily due to increased payroll expenses associated with increased year-over-year revenues and increased rental expense due to leases acquired as part of the HSA-Texas acquisitions.

Internationally, cost of revenues for Accounts Payable Services was $66.9 million for the year ended December 31, 2002 or 60.0% of international revenues from Accounts Payable Services, an increase from $33.3 million or 54.0% of international revenues from Accounts Payable Services for the year ended December 31, 2001. The year-over-year increase in the cost of revenues, on a dollar basis and as a percentage of revenues for international Accounts Payable Services was driven primarily by the Company's European operations. The overall cost structure of the European operations was significantly impacted by the acquisitions of the businesses of HSA-Texas and affiliates. For the better part of the year ended December 31, 2002, the majority of the European auditors acquired through the acquisitions retained their independent contractor status. As independent contractors, their compensation structure was higher than the compensation structure of the Company's employee associates. As of December 31, 2002, the Company has been successful in transitioning a majority of the European independent contractors to employees. However, the UK auditors acquired through the acquisitions are currently anticipated to retain their independent contractor status. The year-over-year increase in cost of revenues, on a dollar basis and as a percentage of revenues in international Accounts Payable Services operations was also impacted to a lesser degree by cost of revenues related to the Company's Pacific operations. The Pacific operations experienced an increase in cost of revenues as a percentage of revenues and on a dollar basis, primarily due to increased payroll expense as additional auditors were hired to support the increase in new clients. New auditors are hired at a fixed compensation rate resulting in higher cost of revenues as a percentage of revenues during the ramp up period, which can be six to nine months. After the ramp up period, these auditors are usually transitioned to a variable-based compensation structure.

Cost of revenues from the Company's Other Ancillary Services operations was $36.4 million or 67.0% of revenues from Other Ancillary Services for the year ended December 31, 2002, compared to $39.1 million or 71.4% of revenues from Other Ancillary Services for the year ended December 31, 2001. The dollar and percentage decreases year-over-year were primarily the result of a decrease in cost of revenues on a dollar basis and as a percentage of revenues for the Meridian operations. Also contributing to the decrease in cost of revenues on a dollar basis were decreases in cost of revenues for Communications Services and Channel Revenue. Meridian implemented cost savings initiatives during 2002 including a streamlining of the workforce. Communications Services auditors are predominately salaried, and as such, even though on a dollar basis Communications Services' cost of revenues for the year ended December 31, 2002 was slightly lower than cost of revenues for the same period of the prior year, this unit experienced an increase in cost of revenues as a percentage of revenues due to costs being spread over a smaller revenue base.

Selling, General and Administrative Expenses. Selling, general and administrative expenses include the expenses of sales and marketing activities, information technology services and the corporate data center, human resources, legal, accounting, administration, currency translation, headquarters-related depreciation of property and equipment and amortization of intangibles with finite lives. Effective January 1, 2002, the Company implemented the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 142 requires that an intangible asset with a finite life be amortized over its useful life and that intangibles with an infinite life and goodwill not be amortized but evaluated for impairment. Accordingly, results for the year ended December 31, 2002 do not include any goodwill amortization or amortization of indefinite life intangibles. For purposes of comparison, goodwill amortization expense totaled $9.3 million for the year ended December 31, 2001.

Selling, general and administrative expenses increased to $144.7 million for the year ended December 31, 2002, from $118.9 million for the same period of the prior year. On a percentage basis, selling, general and administrative expenses as a percentage of revenues decreased to 31.2% for the year ended December 31, 2002, down from 37.9% for the year ended December 31, 2001.

Selling, general and administrative expenses, excluding corporate overhead, for the Company's Accounts Payable Services operations were $67.3 million for the year ended December 31, 2002, up from $66.4 million for the year ended December 31, 2001. As a percentage of revenues from Accounts Payable Services, selling, general and administrative expenses, excluding corporate overhead, for the Company's Accounts Payable Services operations were 16.5% for the year ended December 31, 2002, down from 25.6% during the same period of the prior year.

Domestically, excluding corporate overhead, selling, general and administrative expenses for the Company's domestic Accounts Payable Services operations were $41.6 million or 14.0% of revenues from domestic Accounts Payable Services for the year ended December 31, 2002, down from $48.5 million or 24.6% of revenues from domestic Accounts Payable Services during the same period of the prior year. The year-over-year dollar improvement in selling, general and administrative expenses for the Company's domestic Accounts Payable Services operations resulted from both the cessation of goodwill amortization as of January 1, 2002 pursuant to SFAS No. 142 and a reduction in bad debt expense, partially offset by an increase in additional payroll and other expenses required to support the acquisitions of the businesses of HSA-Texas and affiliates. For purposes of comparison, during the year ended December 31, 2001, the Company incurred $7.7 million of goodwill amortization expense related to domestic Accounts Payable Services. During the year ended December 31, 2001, the Company's domestic Accounts Payable Services operations experienced increases in accounts receivable reserves for client bankruptcies, primarily due to K-Mart's filing in January 2002 as it related to our accounts receivable outstanding on December 31, 2001. Other than K-Mart, none of the Company's major clients declared bankruptcy during the year ended December 31, 2002. The year-over-year improvement in selling, general and administrative expenses, excluding corporate overhead, as a percentage of revenues for the Company's domestic Accounts Payable Services operations was also partially due to the cessation of goodwill amortization and the reduction in bad debt expense and the resulting reduced amount leveraged over increased revenues. Also contributing to the year-over-year improvement in selling, general and administrative expenses, excluding corporate overhead, as a percentage of revenues was the increase in payroll and other expenses required to support the acquisitions of the businesses of HSA-Texas and affiliates being leveraged over a substantially increased revenue base year-over-year.

Internationally, excluding corporate overhead, selling, general and administrative expenses for the Company's international Accounts Payable Services operations were $25.7 million or 23.1% of revenues for the year ended December 31, 2002, compared to $17.9 million or 28.8% of revenues from international Accounts Payable Services for the year ended December 31, 2001. The year-over-year dollar increase in selling, general and administrative expenses for international Accounts Payable Services was the result of an increase in staffing and other expenses required to support the acquisitions of the businesses of HSA-Texas and affiliates and transitional expenses and non-recurring charges related to realignment and integration activities, partially offset by a slight decrease in bad debt expense for the Company's international Accounts Payable Services operations. As a percentage of revenue, the year-over-year improvement in selling, general and administrative expenses, excluding corporate overhead, as a percentage of revenues for the Company's international Accounts Payable Services operations was also partially due to decreased bad debt expense and decreased foreign currency transaction losses. Also contributing to the year-over-year improvement in selling, general and administrative expenses, excluding corporate overhead, as a percentage of revenues was an improvement in payroll and other expenses as a percentage of revenues. While on a dollar basis, the Company's international Accounts Payable Services operations experienced an increase in payroll and other expenses required to support the acquisitions of the businesses of HSA-Texas and affiliates, this increase was somewhat smaller than the year-over-year increase in the revenue base.

Selling, general and administrative expenses, excluding corporate overhead, for the Company's Other Ancillary Services operations decreased to $9.7 million or 17.8% of revenues from Other Ancillary Services for the year ended December 31, 2002, down from $14.3 million or 26.3% of revenues from Other Ancillary Services for the year ended December 31, 2001. All three business units within Other Ancillary Services contributed to the year-over-year improvement in selling, general and administrative expenses as a percentage of revenues. The Communications Services operations improved their year-over-year expenses as a result of a reduction in bad debt expense combined with a reduction in managerial and clerical support costs. Meridian also contributed to the improvement due to reductions in its third party marketing fees and a reduction in year-over-year losses due to the impact of foreign exchange rate fluctuations upon its facility with Barclays Bank. During 2001 and the first part of 2002, Meridian maintained a Receivable Financing Agreement (the "Agreement") with Barclays Bank plc ("Barclays"). Under the Agreement, Meridian sold all eligible claims to Barclays in return for an up front cash payment equivalent to 80% of the claims sold. This cash advance was subject to a discount charge of 1% over a base rate subject to a minimum base rate in the case of relevant currencies other than the Euro and 2.5% in the case of the Euro. Meridian paid off its facility with Barclays Bank during the third quarter of 2002 and terminated the agreement. The improvement in selling, general and administrative expenses as a percentage of revenues for the Channel Revenue operations was due to decreased payroll expenses driven by a reduction in support staff and non-recurring expenses incurred during 2001 related to activities associated with the abandoned attempt to sell the business unit. Also contributing to the decrease in selling, general and administrative expenses experienced by each of the business units reported as part of the Company's Other Ancillary Services operations was the cessation of goodwill amortization as of January 1, 2002, pursuant to SFAS No. 142. For purposes of comparison, during the year ended December 31, 2001, the Company's Other Ancillary Services operations incurred $1.6 million of goodwill amortization.

Corporate overhead selling, general and administrative expenses include the expenses of the corporate data center, human resources, legal and accounting, administration, headquarters-related depreciation of property and equipment and amortization of intangibles. Corporate overhead selling, general, and administrative expenses increased to $67.7 million or 14.6% of total revenues from continuing operations for the year ended December 31, 2002, up from $38.2 million or 12.2% of total revenues from continuing operations during the year ended December 31, 2001. The increase in corporate overhead selling, general and administrative expenses on a dollar basis and as a percentage of revenues was due to increased payroll expenses as a result of increased incremental staffing and transitional expenses related to consultancy services for HSA-Texas integration efforts, costs incurred related to the relocation of the Company's corporate office, costs incurred related to the integration of the domestic retail and domestic commercial operations and consolidation of certain functional support areas, increased depreciation expense as a result of increases in property and equipment, amortization of certain intangible assets with finite lives that were assigned a value as part of the acquisitions of the businesses of HSA-Texas and affiliates, increased incremental information technology expenses for HSA-Texas integration efforts, and additional expenses incurred to support the expanded field operations due to the acquisitions of the businesses of HSA-Texas and affiliates.

Operating Income. Operating income as a percentage of revenues from continuing operations was 11.5% for the year ended December 31, 2002, compared to 4.6% for the year ended December 31, 2001.

Operating income for Accounts Payable Services as a percentage of revenues from Accounts Payable Services improved to 27.5% for the year ended December 31, 2002, up from 19.9% for the year ended December 31, 2001 for the reasons discussed above.

Domestically, operating income for domestic Accounts Payable Services as a percentage of domestic revenues from Accounts Payable Services improved to 31.5% for the year ended December 31, 2002, up from 20.7% for the year ended December 31, 2001 for the reasons discussed above.

Internationally, operating income for Accounts Payable Services as a percentage of international revenues from Accounts Payable Services decreased slightly to 16.8% for the year ended December 31, 2002, from 17.2% for the year ended December 31, 2001 for the reasons discussed above.

Operating income as a percentage of revenues from the Company's Other Ancillary Services operations increased to 15.2% for the year ended December 31, 2002, up from 2.4% for the year ended December 31, 2001 for the reasons discussed above.

Interest (Expense), Net. Interest (expense), net for the year ended December 31, 2002 was $9.3 million, up from $8.9 million for the year ended December 31, 2001. The Company's interest expense for the year ended December 31, 2002 was comprised of interest expense and amortization of the discount related to the convertible notes, interest on borrowings outstanding under the senior bank credit facility and interest on debt acquired as part of the acquisitions of the businesses of HSA-Texas and affiliates. The majority of the Company's interest expense for 2001 related to its former senior bank credit facility. During the year ended December 31, 2002, the Company had increased interest expense related to the convertible notes (issued in the fourth quarter of 2001) and additional interest expense as a result of debt acquired as part of the acquisitions of the businesses of HSA-Texas and affiliates in January 2002. These increases in interest expense were partially offset by lower interest expense on bank borrowings, when compared to the prior year. The decrease in interest expense on bank debt was due to lower principal balances outstanding on bank borrowings and a lower average interest rate.

Earnings From Continuing Operations Before Income Taxes, Discontinued Operations and Cumulative Effect of Accounting Changes. The Company had earnings from continuing operations before income taxes, discontinued operations and cumulative effect of accounting changes of $43.7 million for the year ended December 31, 2002, up from $5.7 million for the year ended December 31, 2001. As a percentage of total revenues, earnings from continuing operations before income taxes, discontinued operations and cumulative effect of accounting changes were 9.5% for the year ended December 31, 2002, compared to 1.8% for the year ended December 31, 2001. This increase was due to an increase in revenues as a result of the acquisitions of the businesses of HSA-Texas and affiliates, partially offset by incremental infrastructure costs required to support the increased operations in addition to other factors discussed above.

Income Taxes. The provisions for income taxes for 2002 and 2001 consist of federal, state and foreign income taxes at the Company's effective tax rate, which approximated 37% for the year ended December 31, 2002 and 59% for the year ended December 31, 2001. The 37% rate is lower than in years prior to 2002 due to the impact of the implementation of SFAS No. 142, higher pre-tax earnings levels which served to dilute the impact of non-deductible expense items, and various tax planning strategies.

Earnings (Loss) From Discontinued Operations. In March 2001, the Company formalized a strategic realignment initiative designed to enhance the Company's financial position and clarify its investment and operating strategy by focusing primarily on its core Accounts Payable business. Under this strategic realignment initiative, the Company announced its intent to divest the following non-core businesses: Meridian VAT Reclaim ("Meridian") within the former Taxation Services segment, the Logistics Management Services segment, the Communications Services segment and the Channel Revenue division within the Accounts Payable Services segment. The Company disposed of its Logistics Management Services segment in October 2001 and closed a unit within the Communications Services business during the third quarter of 2001. Additionally, in December 2001, the Company disposed of its French Taxation Services business which had been part of continuing operations until time of disposal.

Meridian, the Communication Services business and the Channel Revenue business were originally offered for sale during the first quarter of 2001. During the first quarter of 2002, the Company concluded that then current negative market conditions were not conducive to receiving terms acceptable to the Company for these businesses. As such, on January 24, 2002, the Company's Board of

Directors approved a proposal to retain the Company's three remaining discontinued operations. The Company's Consolidated Financial Statements included in this annual report have been reclassified to reflect Meridian, the Communications Services business and the Channel Revenue business as part of continuing operations for all periods presented.

The Company generated an after-tax loss from discontinued operations related to French Taxation Services for the year ended December 31, 2001 of $3.3 million.

During the year ended December 31, 2002, the Company recognized a net after-tax gain from discontinued operations of $2.7 million. During the quarter ended March 31, 2002, the Company recognized a net after-tax gain from discontinued operations of $2.3 million. The gain resulted from the decision by the Company's Board of Directors on January 24, 2002 to retain Meridian, the Communications Services business and the Channel Revenue business and to reclassify these businesses as part of continuing operations. The net gain of $2.3 million represents the excess of the carrying values of these three businesses at historical cost as they were returned to continuing operations over their former net realizable carrying values while classified as discontinued operations. Additionally, during the third quarter of 2002, the Company recognized a gain on the sale of discontinued operations of approximately $0.4 million, net of tax expense of approximately $0.3 million, related to the receipt of a portion of the revenue-based royalty from the sale of the Logistics Management Services segment in October 2001, as adjusted for certain expenses accrued as part of the estimated loss on the sale of the segment.

As required under accounting principles generally accepted in the United States of America, during 2001 the Company continually updated its assessment of the estimated gain (loss) on disposal from discontinued operations including operating results for the phase-out period, net of tax. Due to the negative impact of then prevailing economic conditions and other factors on the anticipated collective net proceeds from selling the then discontinued operations, the Company concluded as of September 2001, that there would be an estimated net loss of approximately $31.0 million upon disposal of the discontinued operations. The Company recorded this non-cash, after-tax charge during the third quarter of 2001. As required under accounting principles generally accepted in the United States of America, net losses from the Logistics Management Services segment and the subsequently closed unit within the Communications Services business for the six months ended June 30, 2001 had been deferred since they were expected at that time to be fully recoverable upon ultimate sale of these businesses. Therefore, these losses have been included as part of the one-time, non-cash, after tax charge. The $31.0 million after-tax charge was comprised of an adjustment to the net proceeds anticipated to be received upon the sale of the then discontinued operations, estimated net earnings (losses) from the then discontinued operations for the year ended December 31, 2001 and estimated net earnings (losses) from the then discontinued operations for the three months ended March 31, 2002. The $31.0 million after-tax charge included a $19.1 million loss specifically related to the Logistics Management Services segment that was subsequently sold on October 30, 2001. The $31.0 million after-tax charge also included a $5.1 million loss specifically related to the unit that was closed within the Communications Services segment. Additionally, the $31.0 million charge included approximately $2.3 million in net loss from discontinued operations that were subsequently retained. Discontinued operations subsequently retained have been included in continuing operations for all periods presented.

Cumulative Effect of Accounting Changes. The Company adopted SFAS No. 142, effective January 1, 2002. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead, such assets must be tested for impairment at least annually in accordance with the provisions of SFAS No. 142. This statement also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.*

SFAS No. 142 also required that the Company perform transitional goodwill impairment testing on recorded net goodwill balances as they existed on January 1, 2002 using a prescribed two-step, fair value approach. During the second quarter of 2002, the Company, working with independent valuation advisors, completed the required transitional impairment testing and concluded that all recorded net goodwill balances associated with its Communications Services and Channel Revenue units, which are part of the Company's Other Ancillary Services segment, were impaired as of January 1, 2002 under the new SFAS No. 142 guidance. As a result, the Company recognized a before-tax charge of $28.3 million as a cumulative effect of an accounting change, retroactive to January 1, 2002. The Company recorded an income tax benefit of $11.1 million as a reduction to this goodwill impairment charge, resulting in an after-tax charge of $17.2 million. During the fourth quarter of 2002, the Company, working with independent valuation advisors, completed the required annual impairment testing and concluded that there was not an impairment of goodwill or intangible assets with indefinite useful lives as of October 1, 2002.

Weighted-Average Shares Outstanding – Basic. The Company's weighted-average shares outstanding for purposes of calculating basic earnings per share increased to 62.7 million for the year ended December 31, 2002, up from 48.3 million for the year ended December 31, 2001. This increase was comprised primarily of outstanding shares issued in conjunction with the acquisitions of the businesses of HSA-Texas and affiliates (see Note 15 of Notes to Consolidated Financial Statements).

2001 Compared to 2000

Revenues. The Company's revenues from continuing operations consist principally of contractual percentages of overpayments recovered for clients. The Company's principal reportable operating segment is the Accounts Payable Services segment with all other operations included in the Other Ancillary Services segment (see Note 5 of Notes to Consolidated Financial Statements).

For the year ended December 31, 2001, revenues from continuing operations were $314.0 million or 4.0% higher than revenues from continuing operations of $302.1 million achieved in the corresponding period of 2000.

For the year ended December 31, 2001, revenues from Accounts Payable Services were $259.3 million or 1.6% higher than revenues from Accounts Payable Services of $255.1 million achieved in the corresponding period of 2000.

Domestic revenues from Accounts Payable Services increased 1.7% to $197.5 million for the year ended December 31, 2001, up from $194.1 million for the comparable period of 2000. The increase was primarily due to increased revenues related to services provided to retail clients partially offset by decreased revenues related to services provided to commercial clients. Services provided to commercial clients tend to be either "one-time" or rotational in nature with different divisions of a given client often audited in pre-arranged annual sequences. Accordingly, revenues derived from a given client may change markedly from year-to-year depending on factors such as the size and nature of the client division under audit.

Internationally, revenues from Accounts Payable Services increased slightly to $61.8 million in 2001, up from $61.0 million in 2000. This growth in international Accounts Payable Services was the result of modest growth in Canada due to new clients and an expansion of services to existing clients. This increase was partially offset by a decrease in year-over-year revenues for Europe primarily due to the loss of one significant client.

Revenues from the Company's Other Ancillary Services segment increased 16.6% to $54.7 million for the year ended December 31, 2001, up from $47.0 million for the comparable period of the prior year. This increase was primarily driven by increases in revenue for the Communications Services operations and the Meridian operations. The Company's Communications Services operations experienced an increase in revenues of approximately $5.4 million during the year ended December 31, 2001, when compared to the prior year. Results for the year ended December 31, 2001 included a full year of revenues related to the Company's June 1, 2000 acquisition of TSL Services, Inc. ("TSL") compared to seven months of revenues for the year ended December 31, 2000. Additionally the Company's Meridian operations experienced an increase in revenues of approximately $2.3 million for the year ended December 31, 2001, when compared to the year ended December 31, 2000 as the result of increased cash collections for claim submissions. Revenues for Channel Revenue were flat at $5.4 million for the years ended December 31, 2001 and 2000.

Cost of Revenues. Cost of revenues consists principally of commissions paid or payable to the Company's auditors based primarily upon the level of overpayment recoveries, and compensation paid to various types of hourly workers and salaried operational managers. Also included in cost of revenues are other direct costs incurred by these personnel including rental of non-headquarters offices, travel and entertainment, telephone, utilities, maintenance and supplies and clerical assistance.

Cost of revenues was $180.5 million or 57.5% of revenues for the year ended December 31, 2001, compared to $177.7 million or 58.8% of revenues for the year ended December 31, 2000.

Cost of revenues as a percentage of revenues from Accounts Payable Services was 54.6% of revenues for both years ended December 31, 2001 and 2000.

Domestically, for the year ended December 31, 2001, cost of revenues as a percentage of revenues from domestic Accounts Payable Services improved compared to the same period of the prior year. For the year ended December 31, 2001, domestic cost of revenues as a percentage of revenues from domestic Accounts Payable Services was 54.7%, a decrease compared to 55.8% for 2000. This year-over-year decrease was primarily due to one-time charges taken in 2000 for employee advance account reductions due to auditor draws forgiven.

Cost of revenues as a percentage of revenues from international Accounts Payable Services increased to 54.0% in the year ended 2001, up from 51.0% in the comparable period of 2000. This year-over-year increase was the result of increased levels of auditor staffing in the developing areas of Latin America and Asia. In these areas the Company added staff in order to penetrate new markets. During the initial period as new markets are entered, audit staff compensation is spread over a relatively small revenue base, which serves to increase the cost of revenues as a percentage of revenues.

Cost of revenues from the Company's Other Ancillary Services operations was $39.1 million or 71.4% of revenues for the year ended December 31, 2001 compared to $38.3 million or 81.5% of revenues for the year ended December 31, 2000. This percentage decrease was primarily the result of a decrease in cost of revenues as a percentage of revenues for Meridian partially offset by an increase in cost of revenues as a percentage of revenues for Communications Services operations. On a year-over-year basis, Meridian experienced a decrease in cost of revenues both on a dollar basis of $3.9 million and as a percentage of revenues as a result of operational improvements combined with an increase in revenues. The increase in Communication Services cost of revenues expenditures is a result of increased staffing in anticipation of future growth.

Selling, General and Administrative Expenses. Selling, general and administrative expenses include the expenses of sales and marketing activities, information technology services and the corporate data center, human resources, legal and accounting, administration, accounts receivable reserves, the impact of foreign currency transactions, headquarters-related depreciation of property and equipment and amortization of intangibles.

Selling, general and administrative expenses increased to $118.9 million for the year ended December 31, 2001, from $106.0 million for the year ended December 31, 2000. On a percentage basis, selling, general and administrative expenses, as a percentage of revenues increased to 37.9% in 2001, up from 35.1% in 2000.

For the year ended December 31, 2001, selling, general and administrative expenses, excluding corporate overhead, were 25.7% of revenues from Accounts Payable Services, compared to 23.6% for 2000.

Domestically, excluding corporate overhead, selling, general and administrative expenses as a percentage of revenues from domestic Accounts Payable Services were 24.6% in the year ended December 31, 2001, up from 23.9% during the same period of the prior year. The increase in selling, general and administrative expenses on a year-over-year basis was primarily due to increases in accounts receivable reserves related to the Company's domestic operations, including additional reserves for client bankruptcies, primarily K-Mart, partially offset by a reduction in administrative support costs.

Internationally, selling, general and administrative expenses, excluding corporate overhead, as a percentage of revenues from the Company's international Accounts Payable Services increased to 28.8% in the year ended December 31, 2001, up from 22.5% in 2000, primarily due to increases in accounts receivable reserves, particularly in Europe and Latin America. Additionally, Latin America incurred increased expenses in 2001 as a result of expansion of the commercial operations in Mexico and Brazil.

Selling, general and administrative expenses, excluding corporate overhead, for the Company's Other Ancillary Services operations increased to $14.4 million or 26.3% of revenues for the year ended December 31, 2001, up from $5.6 million or 11.9% of revenues for the year ended December 31, 2000. Excluding corporate overhead, selling, general and administrative expenses from Other Ancillary Services increased, both on a dollar basis and a percentage basis, primarily due to an increase in administrative support costs for both Meridian and Communications Services and an increase in bad debt expense related to the Communications Services operations.

Corporate overhead selling, general and administrative expenses include the expenses of the corporate data center, human resources, legal and accounting, administration, headquarters-related depreciation of property and equipment and amortization of intangibles. Corporate overhead selling, general and administrative expenses as a percentage of revenues from continuing operations was 12.2% in the year ended December 31, 2001, down from 13.4% in the same period of 2000. This decrease is due in part to reduced period costs in 2001 for general expenses such as consulting fees and professional services and severance costs. During 2001, the Company incurred approximately $16.0 million for consulting and professional services of which approximately $8.0 million was capitalized as part of the acquisitions of HSA-Texas and affiliates, with the remaining $8.0 million being expensed as incurred. Additionally, in 2001, the Company wrote-off $2.6 million in unamortized deferred loan costs as a result of the early termination of its then existing senior credit facility. Conversely, the Company incurred approximately $10.3 million for consulting and professional services in 2000, all of which was expensed as incurred. Additionally, the Company had a year-over-year decrease in severance costs of approximately $1.7 million. During 2001, the Company continued to incur corporate overhead expenses to support its then discontinued operations. Under accounting principles generally accepted in the United States of America, a Company is not allowed to allocate general corporate overhead costs to discontinued operations with the exception of applicable interest expense.

In connection with acquired businesses, the Company has recorded intangible assets including goodwill and deferred non-compete costs. Amortization of these intangible assets totaled $10.2 million and $10.1 million in 2001 and 2000, respectively. As of January 1, 2002, goodwill and intangible assets with indefinite lives are no longer subject to amortization pursuant to SFAS No. 142, *Goodwill and Other Intangible Assets*.

Operating Income. Operating income as a percentage of revenues from continuing operations was 4.6% in 2001, compared to 6.1% in 2000.

Operating income as a percentage of revenues from Accounts Payable Services was 19.9% in 2001, compared to 21.8% in 2000.

Internationally, operating income as a percentage of revenues in the international portion of the Company's Accounts Payable Services operations was 17.2% in the year ended December 31, 2001, down from 26.5% in the year ended December 31, 2000. The decline was driven by the increased cost of revenues and selling, general and administrative expenses as discussed above.

Domestically, operating income as a percentage of domestic revenues from Accounts Payable Services, excluding corporate overhead, increased to 20.7% in 2001, up from 20.3% in 2000, for reasons outlined above.

Operating income as a percentage of revenues from the Company's Other Ancillary Services operations decreased to 2.4% in 2001, down from 6.6% in 2000, for reasons outlined above.

Interest (Expense), Net. Interest (expense), net for the year ended 2001 was $8.9 million, up from $7.6 million in 2000. Most of the Company's interest expense in 2001 and 2000 pertained to its previously existing $200.0 million senior credit facility with a banking syndicate, which was replaced with a three year $55.0 million senior credit facility on December 31, 2001. The Company historically made periodic borrowings under the former $200.0 million credit facility primarily to finance the cash portion of considerations paid for businesses it acquired (see Notes 2 and 15 of Notes to Consolidated Financial Statements). Without these acquisitions, the Company's need for bank borrowings would have been minimal. The year-over-year increase in interest expense was directly attributable to higher outstanding balances due to borrowings under the senior credit facility during the year ended December 31, 2001 and a higher weighted average interest rate on outstanding borrowings year-over-year. Although the external interest rate environment improved in 2001 in comparison to 2000, the Company incurred increased marginal interest charges over the prevailing rates in 2001 versus 2000 due to the tiered pricing structure of the $200.0 million senior credit facility. Specifically, in 2001 the Company's bank covenant ratios deteriorated in relationship to the ratios achieved in 2000. This deterioration in ratios caused the Company to move into a higher interest rate strata within the tiered pricing structure of the $200.0 million senior credit facility.

On November 26, 2001, the Company completed a $95.0 million offering of its 4¾% convertible subordinated notes due in 2006. The Company issued an additional $15.0 million of the notes on December 3, 2001, and on December 4, 2001, the initial purchasers of the notes issued on November 26, 2001 purchased an additional $15.0 million of the notes to cover over allotments, bringing to $125.0 million the aggregate amount issued. The Company received net proceeds from the offering of approximately $121.4 million. The proceeds of the notes were used to pay down the Company's outstanding balance under its senior credit facility. The convertible notes had minimal impact on interest expense during the year ended December 31, 2001, because they were issued late in the year.

Earnings From Continuing Operations Before Income Taxes, Discontinued Operations and Cumulative Effect of Accounting Changes. Earnings from continuing operations before income taxes, discontinued operations and cumulative effect of accounting changes as a percentage of total revenues were 1.8% in 2001, compared to 3.6% in 2000. The change in earnings from continuing operations before income taxes, discontinued operations and cumulative effect of accounting changes was the result of the factors noted above.

Income Taxes. The provisions for income taxes for 2001 and 2000 consist of federal, state and foreign income taxes at the Company's effective tax rate, which approximated 59% for the year ended December 31, 2001 and 54% for the year ended December 31, 2000. These rates were higher than in years prior to 2000 due to the impact of non-deductible items such as portions of goodwill combined with lower levels of earnings.

Earnings (Loss) From Discontinued Operations. In March 2001, the Company formalized a strategic realignment initiative designed to enhance the Company's financial position and clarify its investment and operating strategy by focusing primarily on its core Accounts Payable business. Under this strategic realignment initiative, the Company announced its intent to divest the following non-core businesses: Meridian within the former Taxation Services segment, the Logistics Management Services segment, the Communications Services segment and the Channel Revenue division within the Accounts Payable Services segment. The Company disposed of its Logistics Management Services segment in October 2001 and closed a unit within the Communications Services business during the third quarter of 2001. Additionally, in December 2001, the Company disposed of its French Taxation Services business which had been part of continuing operations until time of disposal.

Meridian, the Communications Services business and the Channel Revenue business were originally offered for sale during the first quarter of 2001. During the first quarter of 2002, the Company concluded that then current negative market conditions were not conducive to receiving terms acceptable to the Company for these businesses. As such, on January 24, 2002, the Company's Board of Directors approved a proposal to retain the Company's three remaining discontinued operations. The Company's Consolidated Financial Statements included in this annual report have been reclassified to reflect Meridian, the Communications Services business and the Channel Revenue business as part of continuing operations and to reflect French Taxation Services, the Logistics Management segment and the closed unit within the Communications Services business as discontinued for all periods presented.

The Company incurred a loss from discontinued operations for the year ended December 31, 2001 of $86.0 million compared to a loss of $17.9 million for 2000. The Company generated an after-tax loss from discontinued operations of $3.3 million related to French Taxation Services for the year ended December 31, 2001. Additionally, approximately $78.2 million of the loss for the year ended December 31, 2001 was due to the losses on the sales of the French Taxation Services business (which had been part of continuing operations until time of disposal and is included in discontinued operations for all periods presented in this annual report. See Note 2 of Notes to Consolidated Financial Statements) and the Logistics Management Services segment of approximately $54.0 million and $19.1 million, respectively, as well as the closing of a unit within the Communications Services segment, which resulted in a loss of approximately $5.1 million.

As required under accounting principles generally accepted in the United States of America, the Company had continually updated its assessment of the estimated gain (loss) on disposal from discontinued operations including operating results for the phase-out period, net of tax. Due to the negative impact of prevailing economic conditions and other factors on the anticipated collective net proceeds from selling the discontinued operations, the Company concluded as of September 2001, that there would be an estimated net loss of approximately $31.0 million upon disposal of the discontinued operations. The Company recorded this non-cash, after-tax charge during the third quarter of 2001. The $31.0 million after-tax charge is comprised of an adjustment to the net proceeds anticipated to be received upon the sale of the discontinued operations, net losses from discontinued operations for the year ended December 31, 2001 and estimated net earnings (losses) from discontinued operations for the three months ending March 31, 2002. The $31.0 million after-tax charge includes a $19.1 million loss specifically relating to the Logistics Management Services segment that was subsequently sold on October 30, 2001. The $31.0 million after-tax charge also includes a $5.1 million loss specifically relating to the closing of a unit within the Communications Services segment.

The Company recognized an after-tax non-recurring goodwill impairment charge of approximately $19.2 million in 2000 to adjust the net book value of the goodwill contained within the closed unit within the Communications Services business and goodwill contained within the French Taxation Services segment.

Cumulative Effect of Accounting Changes. The $26.1 million cumulative effect of accounting change in 2000 was due to the Company's decision to retroactively change its method of accounting for revenue recognition for the Meridian and Channel Revenue divisions, in consideration of guidance issued by the Securities and Exchange Commission under Staff Accounting Bulletin No. 101 *Revenue Recognition in Financial Statements* ("SAB 101") (See Note 1(d) of Notes to Consolidated Financial Statements).

Weighted-Average Shares Outstanding – Basic. The Company's weighted-average shares outstanding for purposes of calculating basic earnings per share were 48.3 million for the year ended December 31, 2001, down from 48.9 million for the year ended December 31, 2000. This decrease was comprised primarily of outstanding shares repurchased in the open market under the Company's publicly announced share repurchase program in the third quarter of 2000, partially offset by restricted, unregistered shares issued by the Company in April, 2001 in connection with the Groupe AP earnout.

Quarterly Results

The following tables set forth certain unaudited quarterly financial data for each of the last eight quarters during the Company's fiscal years ended December 31, 2002 and 2001. The information has been derived from unaudited Consolidated Financial Statements that, in the opinion of management, reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such quarterly information. The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.

	2002 Quarter Ended				2001 Quarter Ended			
	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30	Sept. 30	Dec. 31
(In thousands, except per share data)								
Revenues	$110,286	$118,297	$116,116	$118,598	$73,770	$79,192	$74,690	$ 86,373
Cost of revenues	63,248	68,689	64,758	68,793	41,709	46,164	42,528	50,118
Selling, general and administrative expenses	36,141	34,949	34,097	39,537	29,015	28,444	27,341	34,102
Operating income	10,897	14,659	17,261	10,268	3,046	4,584	4,821	2,153
Interest (expense), net	(2,245)	(2,429)	(2,484)	(2,181)	(2,498)	(2,331)	(2,969)	(1,105)
Earnings from continuing operations before income taxes, discontinued operations and cumulative effect of accounting changes	8,652	12,230	14,777	8,087	548	2,253	1,852	1,048
Income taxes	3,287	4,439	5,468	2,992	290	1,189	978	906
Earnings from continuing operations before discontinued operations and cumulative effect of accounting changes	5,365	7,791	9,309	5,095	258	1,064	874	142
Discontinued operations:								
Earnings (loss) from discontinued operations	–	–	–	–	(979)	(464)	140	(1,991)
Gain (loss) on disposal/retention of discontinued operations	2,310	–	406	–	–	–	(28,807)	(53,948)
Earnings (loss) from discontinued operations	2,310	–	406	–	(979)	(464)	(28,667)	(55,939)
Earnings (loss) before cumulative effect of accounting changes	7,675	7,791	9,715	5,095	(721)	600	(27,793)	(55,797)
Cumulative effect of accounting changes	(17,208)	–	–	–	–	–	–	–
Net earnings (loss)	$ (9,533)	$ 7,791	$ 9,715	$ 5,095	$ (721)	$ 600	$(27,793)	$(55,797)
Basic earnings (loss) per share:								
Earnings from continuing operations before discontinued operations and cumulative effect of accounting changes	$ 0.09	$ 0.12	$ 0.14	$ 0.08	$ –	$ 0.02	$ 0.02	$ –
Discontinued operations	0.04	–	0.01	–	(0.02)	(0.01)	(0.59)	(1.15)
Cumulative effect of accounting changes	(0.29)	–	–	–	–	–	–	–
Net earnings (loss)	$ (0.16)	$ 0.12	$ 0.15	$ 0.08	$ (0.02)	$ 0.01	$ (0.57)	$ (1.15)
Diluted earnings (loss) per share:								
Earnings from continuing operations before discontinued operations and cumulative effect of accounting changes	$ 0.08	$ 0.11	$ 0.13	$ 0.08	$ –	$ 0.02	$ 0.02	$ –
Discontinued operations	0.03	–	–	–	(0.02)	(0.01)	(0.58)	(1.14)
Cumulative effect of accounting changes	(0.22)	–	–	–	–	–	–	–
Net earnings (loss)	$ (0.11)	$ 0.11	$ 0.13	$ 0.08	$ (0.02)	$ 0.01	$ (0.56)	$ (1.14)

Prior to 2001, the Company had historically experienced significant seasonality in its business. The Company typically realized higher revenues and operating income in the last two quarters of its fiscal year. This trend reflected the inherent purchasing and operational cycles of the Company's clients. During the year ended December 31, 2001, the Company did not experience the revenue and operating income trend that it had historically experienced in prior years due primarily to the impact of the events in the United States on September 11, 2001 and costs incurred that were associated with the Company's abandoned attempt to sell certain discontinued operations subsequently retained. Since January 24, 2002, the Company's results of operations have included the results of the business acquired as part of the acquisitions of the businesses of HSA-Texas and affiliates. Also impacting 2002, were certain costs associated with the integration of the acquired operations and the integration of the Company's domestic retail and domestic commercial operations. The Company currently believes that revenues and operating income in 2003 will return to the same seasonality patterns previously experienced prior to 2001.

Liquidity and Capital Resources

Net cash provided by operating activities was $42.8 million, $29.2 million and $18.8 million during the years ended December 31, 2002, 2001 and 2000, respectively. Cash provided by operating activities during the year ended December 31, 2002 was the result of earnings from continuing operations, an increase in deferred income tax assets primarily due to the acquisitions of the businesses of HSA-Texas and affiliates, as offset by current year net taxes payable, and a one-time payment of approximately $7.4 million of obligations owed to former HSA-Texas independent contractor associates resulting from pre-merger revisions made to their contractual compensation agreements as well as the cash provided by normal operations.

Net cash used in investing activities was $(20.6) million during the year ended December 31, 2002 compared to net cash provided by (used in) investing activities of $42.5 million and $(68.7) million during the years ended December 31, 2001 and 2000, respectively. Cash used in investing activities during the year ended December 31, 2002 related primarily to capital expenditures of approximately $24.6 million partially offset by $4.0 million in net cash on hand provided by HSA-Texas and affiliates at the time of their acquisitions. Cash provided by investing activities during the year ended December 31, 2001 related primarily to cash proceeds from the sale of discontinued operations. Cash used in investing activities during the year ended December 31, 2000 related primarily to $40.0 million of additional purchase price consideration (earnout) paid to the former owners of Loder, Drew & Associates, Inc. ("LDA") and $18.3 million related to the acquisition of TSL.

Net cash used in financing activities was $(42.1) million during the year ended December 31, 2002 compared to net cash provided by (used in) financing activities of $(34.6) million and $44.5 million for the years ended December 31, 2001 and 2000, respectively. The net cash used in financing activities during the year ended December 31, 2002 related primarily to the repayment of certain indebtedness acquired in the acquisitions of the business of HSA-Texas and affiliates, net repayments of notes payable, including the repayment of Meridian's facility with Barclays Bank, the exercise of an option to purchase 1.45 million shares from an affiliate of Howard Schultz, a director of the Company, and the repurchase of 0.8 million treasury shares on the open market. These uses of cash for financing activities were offset by cash provided by borrowings under the Company's credit facility to fund the purchase of treasury shares, cash provided from common stock issuances related to the exercise of vested stock options and cash provided by purchases of the Company's common stock under the Company's employee stock purchase plan. The net cash used in financing activities during the year ended December 31, 2001 related primarily to repayment of all outstanding principal balances under the Company's then-existing $200.0 million credit facility (which was terminated and replaced on December 31, 2001) using the net cash proceeds from the issuance of $125.0 million of convertible notes and cash provided by the sales of certain discontinued operations. The net cash provided by financing activities during the year ended December 31, 2000 related primarily to proceeds borrowed under the Company's then-existing $200.0 million credit facility, net of treasury share purchases.

Net cash provided by discontinued operations was $0.4 million during the year ended December 31, 2002. Net cash used in discontinued operations was $22.5 million during the year ended December 31, 2001. During the year ended December 31, 2000, net cash provided by discontinued operations was $1.3 million. During the third quarter of 2002, the Company recognized a gain on the sale of discontinued operations of approximately $0.4 million, net of tax expense of approximately $0.3 million, related to the receipt of a portion of the revenue-based royalty from the sale of the Logistics Management Services segment in October 2001, as adjusted for certain expenses accrued as part of the estimated loss on the sale of the segment. Cash used in discontinued operations for the year ended December 31, 2001 was primarily due to the $7.3 million Groupe AP earnout, increased operational funding provided to Meridian and cash used to support the discontinued operations marketing process which was extensive and costly.

The Company maintains a $55.0 million senior bank credit facility that is syndicated between three banking institutions led by Bank of America, N.A. as agent for the group. Borrowings under the $55.0 million credit facility are subject to limitations based upon the Company's eligible accounts receivable. The Company is not required to make principal payments under the senior bank credit facility until its maturity on December 31, 2004 unless the Company violates its debt covenants or unless other stipulated events, as defined in the credit facility agreement, occur including, but not limited to, the Company's outstanding facility borrowings exceeding the prescribed accounts receivable borrowing base. The credit facility is secured by substantially all assets of the Company and interest on borrowings is tied to either the prime rate or London Interbank Offered Rate ("LIBOR") at the Company's option. The credit facility requires a fee for committed but unused credit capacity of .50% per annum. The credit facility contains customary covenants, including financial ratios. At December 31, 2002, the Company was in compliance with all such covenants. At December 31, 2002, the Company had approximately $26.4 million of borrowings outstanding and a $3.1 million USD equivalent standby letter of credit under the $55.0 million senior bank credit facility and an accounts receivable borrowing base of $50.0 million, which therefore permitted up to $20.5 million in additional borrowings as of that date.

On January 24, 2002, the Company acquired substantially all the assets and assumed certain liabilities of Howard Schultz & Associates International, Inc. ("HSA-Texas"), substantially all of the outstanding stock of HS&A International Pte Ltd. and all of the outstanding stock of Howard Schultz & Associates (Asia) Limited, Howard Schultz & Associates (Australia), Inc. and Howard Schultz & Associates (Canada), Inc., each an affiliated foreign operating company of HSA-Texas, pursuant to an amended and restated agreement and plan of reorganization by and among PRG-Schultz, HSA-Texas, Howard Schultz, Andrew H. Schultz and certain trusts dated December 11, 2001 (the "Asset Agreement") and an amended and restated agreement and plan of reorganization by and among PRG-Schultz, Howard Schultz, Andrew H. Schultz, Andrew H. Schultz Irrevocable Trust and Leslie Schultz dated December 11, 2001 (the "Stock Agreement").

Pursuant to the Asset and Stock Agreements, the consideration paid for the assets of HSA-Texas and affiliates was 14,759,970 unregistered shares of the Company's common stock and the assumption of certain HSA-Texas liabilities. In addition, options to purchase approximately 1.1 million shares of the Company's common stock were issued in exchange for outstanding HSA-Texas options. The Company's available cash balances and $55.0 million senior bank credit facility were used to fund closing costs related to the acquisitions of the businesses of HSA-Texas and affiliates and to repay certain indebtedness of HSA-Texas.

During August 2002, an affiliate of Howard Schultz, a director of the Company, granted the Company two options (the "First Option Agreement" and the "Second Option Agreement") to purchase, in total, approximately 2.9 million shares of the Company's common stock at a price of $8.72 per share plus accretion of 8% per annum from August 27, 2002. On September 20, 2002, the Company exercised the First Option Agreement in its entirety. The Second Option Agreement expires on May 9, 2003.

On October 24, 2002, the Board authorized the repurchase of up to $50.0 million of the Company's common shares. Purchases may be made in the open market or in privately negotiated transactions from time to time, and will depend on market conditions, business opportunities and other factors. The Company anticipates funding the purchases through a combination of cash flows from operations and borrowings under the Company's senior bank credit facility. Future repurchases of the Company's common shares, regardless of the funding source, are subject to limitations as defined in the credit facility agreement. Included in this authorization is the possibility of the Company exercising the Second Option to purchase up to approximately 1.45 million shares from an affiliate of Howard Schultz, a director of the Company.

A summary through December 31, 2002 of the Company's purchases of its common stock, by transaction, made under this authorization to repurchase up to $50.0 million of the Company's common shares is as follows (in thousands, except per share data):

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased	Average Price Paid per Share	Identity of Broker-dealer(s) Used to Effect Purchases	Number of Shares Purchased as Part of Publicly Announced Plans	Maximum Approximate Dollar Value of Shares That May Yet Be Purchased Under the Plans or Programs
October 24, 2002					$50,000
November 1, 2002 through November 30, 2002	608	$9.145	CIBC Oppenheimer	608	$44,440
December 1, 2002 through December 31, 2002	200	$9.606	CIBC Oppenheimer	200	$42,519
Total	808	$9.259		808	

During 2002, the Company incurred non-recurring expenses of approximately $29.4 million relating to the integration of HSA-Texas and affiliates. Of the total expenses the Company incurred, approximately $9.0 million of one-time charges related to employee severance and costs associated with the elimination of duplicate facilities and facilities relocations (including a planned relocation of the Company's executive offices). Transition expenses, which represent certain consulting costs as well as duplicative costs that were eliminated over the course of 2002, were $20.4 million. These costs relate primarily to centralization of information technology functions, employment of duplicate personnel for a transition period, amortization of certain intangibles with two-month lives that were assigned a value as part of the HSA-Texas acquisitions, and consultancy services related to integration execution. The integration of HSA-Texas and affiliates has been concluded as of December 31, 2002.

In order to further leverage its combined industry expertise, effectively and efficiently align and execute service delivery to address the needs and opportunities of existing and prospective clients, and capitalize on broad-scope audit opportunities, the Company is in the process of integrating its domestic retail and domestic commercial Accounts Payable operations. This organizational change entailed the integration of the domestic retail and domestic commercial operations, sales and account management teams as well as the consolidation of certain functional support areas. The Company incurred a non-recurring charge of approximately $5.1 million during the fourth quarter 2002 related to severance and facilities consolidation.

As disclosed in the Company's publicly announced press release on February 27, 2003, the Company anticipates making capital expenditures in the range of $13.0 million to $15.0 million during 2003.

Contractual Obligations and Other Commitments

As discussed in the Notes to Consolidated Financial Statements, the Company has certain contractual obligations and other commitments. A summary of those commitments is as follows:

(In thousands)	Payments Due by Period				
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Long-term debt	$ 31,890	$ 5,527	$ 26,363	$ –	$ –
Leases	74,319	11,031	16,868	10,779	35,641
Convertible notes	125,000	–	125,000	–	–
Total	$231,209	$16,558	$168,231	$10,779	$35,641

As of December 31, 2002, the Company maintained a Standby Letter of Credit with Bank of America, N.A. in the face amount of 3.0 million EUR ($3.1 million USD at December 31, 2002). At February 28, 2003, the Company had no borrowings outstanding under the Letter of Credit and therefore has no repayment obligation.

The Company intends to significantly limit future business acquisitions to those having compelling strategic importance. There can be no assurance, however, that the Company will be successful in consummating further acquisitions due to factors such as receptivity of potential acquisition candidates and valuation issues.

The Company from time to time issues common stock in partial consideration for the business entities it acquires. The timing and quantity of any future securities issuances are not susceptible to estimation. Additionally, if the Company is successful in arranging for future acquisitions, which individually or collectively are large relative to the Company's size, it may need to secure additional debt or equity financing. There can be no assurance that the Company can secure such additional financing if needed.

The Company believes that its working capital, availability under its $55.0 million senior bank credit facility and cash flows generated from future operations will be sufficient to meet the Company's working capital and capital expenditure requirements through December 31, 2003.

New Accounting Standards

In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation ("FIN") No. 46, *Consolidation of Variable Interest Entities*. The objective of FIN No. 46 is to improve financial reporting by companies involved with variable interest entities. Until now, one company generally has included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN No. 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of FIN No. 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to previously existing entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The Company does not expect the adoption of FIN No. 46 to have a material impact on its operating results or financial position.

In December 2002, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123*. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation and amends the related existing disclosure requirements. As more fully described in Note 16 of Notes to Consolidated Financial Statements, the Company accounts for its stock-based compensation under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*. Accordingly, SFAS No. 148 does not have an impact on the Company's operating results or financial position.

In November 2002, the FASB issued FIN No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, which will significantly change the accounting for, and disclosure of, guarantees. FIN No. 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN No. 45 also expands the disclosures required to be made by a guarantor about its obligations under certain guarantees that it has issued. The disclosure requirements of FIN No. 45 are effective for financial statements of interim or annual periods ending after December 15, 2002, while the initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. See Note 14(b) of Notes to Consolidated Financial Statements for current disclosures. The Company does not expect the adoption of FIN No. 45 to have a material impact on its operating results or financial position.

In July 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, which addresses the accounting and reporting for costs associated with exit or disposal activities because entities increasingly are engaging in exit and disposal activities and certain costs associated with those activities were recognized as liabilities at a plan (commitment) date under Emerging Issues Task Force ("EITF") 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)*, that did not meet the definition of a liability in FASB Concepts Statement No. 6, *Elements of Financial Statements*. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost as defined in EITF 94-3 was recognized at the date of an entity's commitment to an exit plan. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. Early application is encouraged. The Company has chosen to adopt this pronouncement effective with its year that begins January 1, 2003. The adoption of this statement did not materially affect the Company's reported results of operations or financial condition.

In August 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations*, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, a gain or loss on settlement will be recognized. The Company was required to adopt the provisions of SFAS No. 143 as of January 1, 2003. In connection with the adoption, the Company must identify all legal obligations for asset retirement obligations, if any, and determine the fair value of these obligations on the date of adoption. The determination of fair value is complex and will require the Company to gather market information and develop cash flow models. Additionally, the Company will be required to develop processes to track and monitor these obligations. The Company has completed its preliminary estimate of the impact of adopting this Statement and does not believe that it will materially affect its reported results of operation or financial condition upon adoption.

Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Market Risk. Our functional currency is the U.S. dollar although we transact business in various foreign locations and currencies. As a result, our financial results could be significantly affected by factors such as changes in foreign currency exchange rates, or weak economic conditions in the foreign markets in which we provide services. Our operating results are exposed to changes in exchange rates between the U.S. dollar and the currencies of the other countries in which we operate. When the U.S. dollar strengthens against other currencies, the value of nonfunctional currency revenues decreases. When the U.S. dollar weakens, the functional currency amount of revenues increases. Overall, we are a net receiver of currencies other than the U.S. dollar and, as such, benefit from a weaker dollar. We are therefore adversely affected by a stronger dollar relative to major currencies worldwide.

Interest Rate Risk. Our interest income and expense are most sensitive to changes in the general level of U.S. interest rates. In this regard, changes in U.S. interest rates affect the interest earned on our cash equivalents as well as interest paid on our debt. At December 31, 2002 and 2001, we had fixed-rate convertible notes outstanding with a principal amount of $125.0 million which bear interest at 4¾% per annum. At December 31, 2002, we had approximately $26.4 million long-term variable-rate debt outstanding. A hypothetical 100 basis point change in interest rates on variable-rate debt during the twelve months ended December 31, 2002 would have resulted in approximately a $0.2 million change in pre-tax income.

Derivative Instruments. The Company is currently developing a formal policy concerning its use of derivative financial instruments. As of December 31, 2002, the Company had no derivative financial instruments outstanding.

Independent Auditors' Reports

PRG-Schultz International, Inc. and Subsidiaries

The Board of Directors and Shareholders
PRG-Schultz International, Inc.:

We have audited the accompanying Consolidated Balance Sheets of PRG-Schultz International, Inc. and subsidiaries (formerly The Profit Recovery Group International, Inc.) as of December 31, 2002 and 2001, and the related Consolidated Statements of Operations, Shareholders' Equity, and Cash Flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the consolidated financial statements of PRG France, S.A. and subsidiaries, a wholly-owned subsidiary, for the year ended December 31, 2000. Those financial statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for PRG France, S.A. and subsidiaries is based solely on the report of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PRG-Schultz International, Inc. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1(d) to the consolidated financial statements, the Company changed its method of revenue recognition in 2000. As discussed in Note 7 to the consolidated financial statements, the Company changed its method of accounting for goodwill and other intangible assets in 2002.

KPMG LLP

Atlanta, Georgia
February 21, 2003

Board of Directors and Shareholders of
PRG France, S.A.

We have audited the consolidated statements of earnings, changes in shareholders' equity and cash flows of PRG France, S.A. and subsidiaries for the year ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated results of operations and cash flows of the Company for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG Audit

Any ANTOLA

Paris, France
March 9, 2001

Consolidated Statements of Operations

PRG-Schultz International, Inc. and Subsidiaries

(In thousands, except per share data)	Years Ended December 31, 2002	2001	2000
Revenues	$463,297	$314,025	$302,080
Cost of revenues	265,488	180,519	177,723
Selling, general and administrative expenses	144,724	118,902	106,035
Operating income	53,085	14,604	18,322
Interest (expense), net	(9,339)	(8,903)	(7,589)
Earnings from continuing operations before income taxes, discontinued operations and cumulative effect of accounting changes	43,746	5,701	10,733
Income taxes (Note 11)	16,186	3,363	5,796
Earnings from continuing operations before discontinued operations and cumulative effect of accounting changes	27,560	2,338	4,937
Discontinued operations (Note 2):			
Loss from discontinued operations, net of income taxes of $(1,732) and $(10,356) in 2001 and 2000, respectively	–	(3,294)	(17,920)
Gain (loss) on disposal/retention of discontinued operations including operating results for phase-out period, net of income tax expense (benefit) of $9,604 and $(14,104) in 2002 and 2001, respectively	2,716	(82,755)	–
Earnings (loss) from discontinued operations	2,716	(86,049)	(17,920)
Earnings (loss) before cumulative effect of accounting changes	30,276	(83,711)	(12,983)
Cumulative effect of accounting changes, net of income tax benefit of $(11,118) and $(1,268) in 2002 and 2000, respectively (Notes 1(d) and 7)	(17,208)	–	(26,145)
Net earnings (loss)	$ 13,068	$ (83,711)	$ (39,128)
Basic earnings (loss) per share (Note 6):			
Earnings from continuing operations before discontinued operations and cumulative effect of accounting changes	$ 0.44	$ 0.05	$ 0.10
Discontinued operations	0.04	(1.78)	(0.37)
Cumulative effect of accounting changes	(0.27)	–	(0.53)
Net earnings (loss)	$ 0.21	$ (1.73)	$ (0.80)
Diluted earnings (loss) per share (Note 6):			
Earnings from continuing operations before discontinued operations and cumulative effect of accounting changes	$ 0.40	$ 0.05	$ 0.10
Discontinued operations	0.03	(1.77)	(0.36)
Cumulative effect of accounting changes	(0.21)	–	(0.53)
Net earnings (loss)	$ 0.22	$ (1.72)	$ (0.79)

See accompanying Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

PRG-Schultz International, Inc. and Subsidiaries

(In thousands, except share and per share data)	December 31, 2002	2001
ASSETS (Note 9)		
Current assets:		
Cash and cash equivalents	$ 14,860	$ 33,334
Receivables:		
Contract receivables, less allowance for doubtful accounts of $5,144 in 2002 and $7,002 in 2001	69,976	52,851
Employee advances and miscellaneous receivables, less allowance of $4,188 in 2002 and $2,796 in 2001	3,600	4,917
Total receivables	73,576	57,768
Funds held for client obligations	9,043	8,784
Prepaid expenses and other current assets	4,068	4,860
Deferred income taxes (Note 11)	25,930	21,216
Total current assets	127,477	125,962
Property and equipment:		
Computer and other equipment	66,292	52,399
Furniture and fixtures	7,934	5,358
Leasehold improvements	7,596	7,355
	81,822	65,112
Less accumulated depreciation and amortization	46,765	40,583
Property and equipment, net	35,057	24,529
Noncompete agreements, less accumulated amortization of $382 in 2002 and $7,655 in 2001	93	188
Deferred loan costs, less accumulated amortization of $460 in 2002 and $-0- in 2001	1,011	875
Goodwill, less accumulated amortization of $27,577 in 2001(Note 7)	371,833	196,820
Intangible assets, less accumulated amortization of $3,096 in 2002 (Note 7)	36,214	–
Deferred income taxes (Note 11)	10,628	20,048
Other assets (Note 14)	3,467	10,838
	$585,780	$379,260
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Notes payable (Note 9)	$ –	$ 11,564
Current installments of long-term debt (Note 9)	5,527	20
Obligations for client payables	9,043	8,784
Accounts payable and accrued expenses (Note 8)	24,269	23,937
Accrued payroll and related expenses	50,411	37,089
Deferred revenue	2,665	4,581
Total current liabilities	91,915	85,975
Long-term bank debt (Note 9)	26,363	–
Convertible notes, net of unamortized discount of $3,509 in 2002 and $3,834 in 2001 (Note 9)	121,491	121,166
Deferred compensation (Note 12)	4,011	4,024
Other long-term liabilities	4,115	–
Total liabilities	247,895	211,165
Shareholders' equity (Notes 9, 13 and 16):		
Preferred stock, no par value. Authorized 500,000 shares; no shares issued or outstanding in 2002 and 2001	–	–
Participating preferred stock, no par value. Authorized 500,000 shares; no shares issued or outstanding in 2002 and 2001	–	–
Common stock, no par value; $.001 stated value per share. Authorized 200,000,000 shares; issued 67,281,819 shares in 2002 and 51,206,610 shares in 2001	67	51
Additional paid-in capital	491,894	320,126
Accumulated deficit	(110,678)	(123,746)
Accumulated other comprehensive loss	(1,601)	(6,385)
Treasury stock at cost, 4,690,158 shares in 2002 and 2,435,990 shares in 2001	(41,182)	(21,024)
Unearned portion of restricted stock	(615)	(927)
Total shareholders' equity	337,885	168,095
Commitments and contingencies (Notes 2, 3, 9, 10, 13 and 14)		
	$585,780	$379,260

Consolidated Statements of Shareholders' Equity

PRG-Schultz International, Inc. and Subsidiaries

Years Ended December 31, 2002, 2001 and 2000	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss – Foreign Currency Translation Adjustments	Treasury Stock	Unearned Portion of Restricted Stock	Comprehensive Income (Loss)	Total Shareholders' Equity
(In thousands)									
Balance at December 31, 1999	49,363	$49	$302,455	$ (907)	$(6,627)	$ –	$ –	$ –	$294,970
Comprehensive loss:									
Net loss	–	–	–	(39,128)	–	–	–	(39,128)	(39,128)
Other comprehensive income (loss) – foreign currency translation adjustments:									
Continuing operations	–	–	–	–	763	–	–	763	763
Discontinued operations	–	–	–	–	–	–	–	(5,903)	–
Comprehensive loss								(44,268)	
Issuances of common stock:									
Issuances under employee stock option plans (including tax benefits of $2,165)	241	1	7,770	–	–	–	(1,725)	–	6,046
Other common stock issuances	308	–	5,902	–	–	–	–	–	5,902
Treasury shares repurchased (2,436 shares)	–	–	–	–	–	(21,024)	–	–	(21,024)
Balance at December 31, 2000	49,912	50	316,127	(40,035)	(5,864)	(21,024)	(1,725)	–	247,529
Comprehensive loss:									
Net loss	–	–	–	(83,711)	–	–	–	(83,711)	(83,711)
Other comprehensive loss – foreign currency translation adjustments:									
Continuing operations	–	–	–	–	(521)	–	–	(521)	(521)
Discontinued operations	–	–	–	–	–	–	–	–	–
Comprehensive loss								(84,232)	
Issuances of common stock:									
Issuances under employee stock option plans (including tax benefits of $694)	380	–	3,500	–	–	–	–	–	3,500
Other common stock issuances	915	1	499	–	–	–	798	–	1,298
Balance at December 31, 2001	51,207	51	320,126	(123,746)	(6,385)	(21,024)	(927)	–	168,095
Comprehensive income:									
Net income	–	–	–	13,068	–	–	–	13,068	13,068
Other comprehensive income – foreign currency translation adjustments:									
Continuing operations	–	–	–	–	4,784	–	–	4,784	4,784
Discontinued operations	–	–	–	–	–	–	–	(2,577)	–
Comprehensive income								15,275	
Issuances of common stock:									
Issuances under employee stock option plans (including tax benefits of $3,007)	1,119	1	10,742	–	–	–	–	–	10,743
Other common stock issuances	14,956	15	161,026	–	–	–	312	–	161,353
Treasury shares repurchased (2,254 shares)	–	–	–	–	–	(20,158)	–	–	(20,158)
Balance at December 31, 2002	67,282	$67	$491,894	$(110,678)	$(1,601)	$(41,182)	$ (615)	$ –	$337,885

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

PRG-Schultz International, Inc. and Subsidiaries

(In thousands)	Years Ended December 31, 2002	2001	2000
Cash flows from operating activities:			
Net earnings (loss)	$ 13,068	$ (83,711)	$(39,128)
Gain on retention of discontinued operations	(2,716)	–	–
Cumulative effect of accounting changes	17,208	–	26,145
Loss from discontinued operations	–	86,049	17,920
Earnings from continuing operations	27,560	2,338	4,937
Adjustments to reconcile earnings from continuing operations to net cash provided by operating activities:			
Depreciation and amortization	19,857	23,012	24,654
Restricted stock compensation expense	230	240	247
Loss on extinguishment of debt	–	2,602	–
Loss on sale of property, plant and equipment	730	–	–
Deferred compensation expense (benefit)	(13)	(1,591)	950
Deferred income taxes, net of cumulative effect of accounting changes	8,213	(8,024)	(17,386)
Income tax benefit relating to stock option exercises	3,007	694	2,165
Changes in assets and liabilities, net of effects of acquisitions:			
Receivables	(3,856)	6,437	(14,812)
Prepaid expenses and other current assets	1,527	526	(19)
Other assets	(243)	(2,022)	(137)
Accounts payable and accrued expenses	(12,054)	2,272	14,245
Accrued payroll and related expenses	(457)	3,436	1,926
Deferred revenues	(4,272)	(29)	2,015
Other long-term liabilities	2,586	(715)	14
Net cash provided by operating activities	42,815	29,176	18,799
Cash flows from investing activities:			
Purchases of property and equipment	(24,576)	(8,071)	(10,400)
Proceeds from sale of certain discontinued operations	–	57,834	–
Acquisitions of businesses (net of cash acquired)	4,023	(7,279)	(58,269)
Net cash provided by (used in) investing activities	(20,553)	42,484	(68,669)
Cash flows from financing activities:			
Net repayments of notes payable	(11,564)	(3,203)	(2,225)
Net (repayments) proceeds from issuance of long-term debt	(18,330)	(153,705)	62,570
Proceeds from issuance of convertible notes, net of issuance costs	–	121,089	–
Payments for issuance of convertible notes	(569)	–	–
Payments for deferred loan costs	(596)	(2,817)	(650)
Net proceeds from common stock issuances	9,120	4,026	5,784
Purchase of treasury shares	(20,158)	–	(21,024)
Net cash provided by (used in) financing activities	(42,097)	(34,610)	44,455
Net cash provided by (used in) discontinued operations	416	(22,537)	1,271
Effect of exchange rates on cash and cash equivalents	945	73	(701)
Net change in cash and cash equivalents	(18,474)	14,586	(4,845)
Cash and cash equivalents at beginning of year	33,334	18,748	23,593
Cash and cash equivalents at end of year	$ 14,860	$ 33,334	$ 18,748
Supplemental disclosure of cash flow information:			
Cash paid during the year for interest	$ 8,141	$ 7,538	$ 6,878
Cash paid during the year for income taxes, net of refunds received	$ 4,306	$ 333	$ 10,991
Supplemental disclosure of noncash investing and financing activities:			
In conjunction with acquisitions of businesses, the Company assumed liabilities as follows:			
Fair value of assets acquired	$262,205	$ 12,122	$ 58,827
Cash paid for the acquisitions (net of cash acquired)	4,023	(7,279)	(58,269)
Transaction costs	(11,191)	–	–
Fair value of shares issued for acquisitions	(159,762)	(4,843)	–
Liabilities assumed	$ 95,275	$ –	$ 558

Note 1

Summary of Significant Accounting Policies

(a) Description of Business and Basis of Presentation

Description of Business
The principal business of PRG-Schultz International, Inc. and subsidiaries (the "Company") is providing recovery audit services to large and mid-size businesses having numerous payment transactions with many vendors. These businesses include, but are not limited to:

- retailers such as discount, department, specialty, grocery and drug stores;
- manufacturers of high-tech components, pharmaceuticals, consumer electronics, chemicals and aerospace and medical products;
- wholesale distributors of computer components, food products and pharmaceuticals;
- healthcare providers such as hospitals and health maintenance organizations; and
- service providers such as communications providers, transportation providers and financial institutions.

The Company currently operates in over 40 different countries.

Basis of Presentation
As indicated in Note 1(d) the Company changed its method of accounting for revenues for Meridian VAT Reclaim ("Meridian") and Channel Revenue to the cash basis, effective January 1, 2000.

Certain reclassifications have been made to 2001 and 2000 amounts to conform to the presentation in 2002. These reclassifications include the reclassification of certain discontinued operations that were subsequently retained as discussed in Note 2(e).

(b) Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(c) Discontinued Operations

Financial statements for all years presented have been reclassified to separately report results of discontinued operations from results of continuing operations (see Note 2). Disclosures included herein pertain to the Company's continuing operations unless otherwise noted.

(d) Revenue Recognition

In consideration of guidance issued by the Securities and Exchange Commission under Staff Accounting Bulletin ("SAB") No. 101, *Revenue Recognition in Financial Statements,* the Company changed its method of accounting for revenues for Meridian retroactively to January 1, 2000. Based upon guidance in SAB 101, the Company defers recognition of revenues to the accounting period when cash received from the foreign governments reimbursing value-added tax claims is transferred to Meridian's client. The Company has recorded a non-cash, after-tax charge as of January 1, 2000 of $24.1 million related to Meridian's cumulative effect of a change in an accounting principle. This change was calculated based upon the total outstanding net accounts receivable at the time of implementation. Meridian does not have a variable compensation structure, and as such there were no offsets to the result from the reversal of the net accounts receivable.

Additionally, in consideration of the guidance under SAB No. 101, the Company changed its method of accounting for revenues for Channel Revenue retroactively to January 1, 2000. Based upon this guidance, the Company defers recognition of revenues to the accounting period when cash is received by the client as a result of overpayment claims identified by Channel Revenue. The Company has recorded a non-cash, after-tax charge as of January 1, 2000 of $2.0 million related to Channel Revenue's cumulative effect of a change in accounting principle. The cumulative effect of accounting change was derived as follows (in thousands):

Contract receivables at December 31, 1999	$4,292
Less: auditor payroll accrual at December 31, 1999 associated with contract receivables	(1,040)
Subtotal	3,252
Less: related income tax effect at 39.0%	(1,268)
Cumulative effect of accounting change	$1,984

The Company's revenue recognition policy for all of its worldwide operations other than Meridian and Channel Revenue (which are discussed in the two immediately preceding paragraphs) is as follows:

The Company's revenues are based on specific contracts with its clients. Such contracts generally specify (a) time periods covered by the audit, (b) nature and extent of audit services to be provided by the Company, (c) client's duties in assisting and cooperating with the Company, and (d) fees payable to the Company generally expressed as a specified percentage of the amounts recovered by the client resulting from liability overpayment claims identified.

In addition to contractual provisions, most clients also establish specific procedural guidelines that the Company must satisfy prior to submitting claims for client approval. These guidelines are unique to each client and impose specific requirements on the Company such as adherence to vendor interaction protocols, provision of advance written notification to vendors of forthcoming claims, securing written claim validity concurrence from designated client personnel and, in limited cases, securing written claim validity concurrence from the involved vendors. Approved claims are processed by clients and generally taken as credits against outstanding payables or future purchases from the vendors involved. The Company recognizes revenue on the invoice basis. Clients are invoiced for a contractually specified percentage of amounts recovered when it has been determined that they have received economic value (generally through credits taken against existing accounts payable due to the involved vendors or refund checks received from those vendors), and when the following criteria are met: (a) persuasive evidence of an arrangement exists; (b) services have been rendered; (c) the fee billed to the client is fixed or determinable; and (d) collectibility is reasonably assured.

(e) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with an initial maturity of three months or less. The Company places its temporary cash investments with high credit quality financial institutions. At times, certain investments may be in excess of the Federal Deposit Insurance Corporation (FDIC) insurance limit.

At December 31, 2002 and 2001, the Company had cash equivalents of approximately $1.3 million and $24.4 million, respectively. The Company did not have any cash equivalents at U.S. banks at December 31, 2002. At December 31, 2001, cash equivalents included $21.4 million of temporary investments held at U.S. banks. At December 31, 2002 and 2001, certain of the Company's international subsidiaries held $1.3 million and $3.0 million, respectively, in temporary investments, the majority of which were at banks in the United Kingdom.

(f) Funds Held for Payment of Client Payables

In connection with the Company's Meridian unit that assists clients in obtaining refunds of value-added taxes ("VAT"), the Company is often in possession of amounts refunded by the various VAT authorities, but not yet processed for further payment to the clients involved. The Company functions as a fiduciary custodian in connection with these cash balances belonging to its clients.

The Company reports these restricted cash balances on its Consolidated Balance Sheets as a separate current asset and corresponding current liability.

(g) Property and Equipment

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets (three years for computer and other equipment, five years for furniture and fixtures and three to seven years for purchased software). Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or estimated life of the asset.

The Company evaluates property and equipment for impairment in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* In accordance with the provisions of SFAS No. 144, the Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of the assets.

(h) Internally Developed Software

The Company accounts for software developed for internal use in accordance with Statement of Position ("SOP") 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.* SOP 98-1 provides guidance on a variety of issues relating to costs of internal use software including which of these costs should be capitalized and which should be expensed as incurred. Internally developed software is amortized using the straight-line method over the expected useful lives of three years.

(i) Goodwill and Other Intangible Assets

Goodwill. Goodwill represents the excess of the purchase price over the estimated fair market value of net assets of acquired businesses. In 2002, the Company accounted for goodwill and other intangible assets in accordance with SFAS No. 142, *Goodwill and Other Intangible Assets.* SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead, such assets must be tested for impairment at least annually in accordance with the provisions of SFAS No. 142. This statement also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* (see Note 7).

In 2001 and prior years, the Company amortized goodwill on a straight-line basis over periods ranging from seven to 25 years. The Company historically assessed the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life could be recovered through undiscounted future operating cash flows of the acquired operation. This amount of goodwill impairment, if any, was measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability of goodwill was impacted if estimated future operating cash flows were not achieved.

Noncompete Agreements. Noncompete agreements are recorded at cost and are amortized on a straight-line basis over the terms of the respective agreements.

Deferred Loan Costs. Deferred loan costs are recorded at cost and are amortized on a straight-line basis over the terms of the respective loan agreements.

(j) Direct Expenses

Direct expenses incurred during the course of accounts payable audits and other recovery audit services are expensed as incurred.

(k) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(l) Foreign Currency

The local currency has been used as the functional currency in the countries in which the Company conducts business outside of the United States. The assets and liabilities denominated in foreign currency are translated into U.S. dollars at the current rates of exchange at the balance sheet date and revenues and expenses are translated at the average monthly exchange rates. The translation gains and losses are included as a separate component of shareholders' equity. For the years ended December 31, 2002, 2001 and 2000, transaction losses included in results of operations were $0.8 million, $0.2 million and $0.8 million, respectively.

(m) Earnings Per Share

The Company applies the provisions of SFAS No. 128, *Earnings per Share.* Basic earnings per share is computed by dividing net earnings available to common shareholders by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share is computed by dividing net earnings by the sum of (1) the weighted average number of shares of common stock outstanding during the period, (2) the dilutive effect of the assumed exercise of stock options using the treasury stock method, and (3) dilutive effect of other potentially dilutive securities including the Company's convertible subordinated note obligations.

(n) Employee Stock Compensation Plans

At December 31, 2002, the Company has three stock compensation plans, two stock option plans and an employee stock purchase plan (the "Plans") (see Note 16). Pursuant to SFAS No. 123, *Accounting for Stock-Based Compensation,* the Company has elected to account for the Plans under the provisions of Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees,* and related interpretations. As such, compensation expense is measured on the date of grant only if the current market price of the underlying stock exceeded the exercise price. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net earnings and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123, *Accounting for Stock-Based Compensation,* had been applied. The options granted generally vest and become fully exercisable on a ratable basis over four or five years of continued employment. The Company recognizes compensation expense on the straight-line basis for compensatory stock awards with ratable vesting. Accordingly, no compensation expense has been recognized for the Plans in the accompanying Consolidated Statements of Operations.

Pro forma information regarding net earnings and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2002, 2001 and 2000.

	2002	2001	2000
Risk-free interest rates	3.75%	4.56%	5.12%
Dividend yields	–	–	–
Volatility factor of expected market price	.808	.889	.716
Weighted-average expected life of option	5 years	6 years	6 years

Pro forma compensation expense is calculated for the fair value of the employees' purchase rights using the Black-Scholes model. Assumptions included an expected life of six months and weighted average risk-free interest rates of 1.84%, 5.59% and 5.84% in 2002, 2001 and 2000, respectively. Other underlying assumptions are consistent with those used in the Company's stock option plan.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. For purposes of pro forma disclosures below, the estimated fair value of the options is amortized to expense over the options' vesting periods.

The Company's pro forma information for the years ended December 31, 2002, 2001 and 2000 for continuing and discontinued operations, combined, is as follows (in thousands, except for pro forma net earnings (loss) per share information):

	2002	2001	2000
Numerator for basic pro forma net earnings (loss) per share before cumulative effect of accounting changes:			
Net earnings (loss) before cumulative effect of accounting changes and pro forma effect of compensation expense recognition provisions of SFAS No. 123	$30,276	$(83,711)	$(12,983)
Pro forma effect of compensation expense recognition provisions of SFAS No. 123	(8,082)	(5,248)	(4,699)
Pro forma net earnings (loss) before cumulative effect of accounting changes	$22,194	$(88,959)	$(17,682)
Numerator for diluted pro forma net earnings (loss) per share before cumulative effect of accounting changes:			
Net earnings (loss) before cumulative effect of accounting changes and pro forma effect of compensation expense recognition provisions of SFAS No. 123	$30,276	$(83,711)	$(12,983)
After-tax interest expense, including amortization of discount, on convertible notes	4,157	–	–
Net earnings for purposes of computing diluted earnings per share before cumulative effect of accounting changes	34,443	(83,711)	(12,983)
Pro forma effect of compensation expense recognition provisions of SFAS No. 123	(8,082)	(5,248)	(4,699)
Pro forma net earnings (loss) for purposes of computing diluted earnings (loss) per share before cumulative effect of accounting changes	$26,351	$(88,959)	$(17,682)
Pro forma net earnings (loss) per share before cumulative effect of accounting changes:			
Basic – as reported	$ 0.48	$ (1.73)	$ (0.27)
Basic – pro forma	$ 0.35	$ (1.84)	$ (0.36)
Diluted – as reported	$ 0.43	$ (1.72)	$ (0.26)
Diluted – pro forma	$ 0.33	$ (1.83)	$ (0.35)

(o) Comprehensive Income

The Company applies the provisions of SFAS No. 130, *Reporting Comprehensive Income.* This statement establishes items that are required to be recognized under accounting standards as components of comprehensive income. Consolidated comprehensive income (loss) for the Company consists of consolidated net earnings (loss) and foreign currency translation adjustments, and is presented in the accompanying Consolidated Statements of Shareholders' Equity.

(p) Recently Adopted Accounting Standards

In June 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 145, *Rescission of FASB Statements Nos. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.* SFAS No. 145 rescinds SFAS No. 4, *Reporting Gains and Losses from Extinguishment of Debt,* and an amendment of that Statement, SFAS No. 64, *Extinguishment of Debt Made to Satisfy Sinking-Fund Requirements.* SFAS No. 145 rescinds SFAS No. 44, *Accounting for Intangible Assets of Motor Carriers,* and amends SFAS No. 13, *Accounting for Leases,* to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of SFAS No. 145 related to the rescission of SFAS No. 4 are required to be applied in fiscal years beginning after May 15, 2002. Any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria for classification as an extraordinary item shall be reclassified. Early application of the provisions of this Statement related to the rescission of SFAS No. 4 is encouraged.

The provisions of SFAS No. 145 related to SFAS No. 13 are effective for transactions occurring after May 15, 2002, with early application encouraged. All other provisions of SFAS No. 145 are effective for financial statements issued on or after May 15, 2002, with early application encouraged. The Company adopted SFAS No. 145 for the year ended December 31, 2002 and as such, reclassified the extraordinary loss of $1.6 million, net of income taxes recorded in the fourth quarter of 2001 resulting from the early termination of its former $200.0 million senior credit facility from an extraordinary item to selling, general and administrative expense in the accompanying 2001 Consolidated Statement of Operations. The extraordinary loss consisted of the expensing of $2.6 million in unamortized deferred loan costs, net of an income tax benefit of $1.0 million.

(q) New Accounting Standards

In January 2003, the FASB issued FASB Interpretation ("FIN") No. 46, *Consolidation of Variable Interest Entities.* The objective of FIN No. 46 is to improve financial reporting by companies involved with variable interest entities. Until now, one company generally has included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN No. 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of FIN No. 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to previously existing entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The Company does not expect the adoption of FIN No. 46 to have a material impact on its operating results or financial position.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123.* SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and amends the related existing disclosure requirements. As more fully described in Note 16 of Notes to Consolidated Financial Statements, the Company accounts for its stock-based compensation under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees.* Accordingly, SFAS No. 148 does not have an impact on the Company's operating results or financial position.

In November 2002, the FASB issued FIN No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,* which will significantly change the accounting for, and disclosure of, guarantees. FIN No. 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN No. 45 also expands the disclosures required to be made by a guarantor about its obligations under certain guarantees that it has issued. The disclosure requirements of FIN No. 45 are effective for financial statements of interim or annual periods ending after December 15, 2002, while the initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. See Note 14(b) and (c) of Notes to Consolidated Financial Statements for current disclosures. The Company does not expect the adoption of FIN No. 45 to have a material impact on its operating results or financial position.

In July 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities,* which addresses the accounting and reporting for costs associated with exit or disposal activities because entities increasingly are engaging in exit and disposal activities and certain costs associated with those activities were recognized as liabilities at a plan (commitment) date under Emerging Issues Task Force ("EITF") 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring),* that did not meet the definition of a liability in FASB Concepts Statement No. 6, *Elements of Financial Statements.* SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost as defined in EITF 94-3 was recognized at the date of an entity's commitment to an exit plan. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. Early application is encouraged. The Company has chosen to adopt this pronouncement effective with its fiscal year that begins January 1, 2003 and does not believe that it will materially affect its reported results of operations or financial condition upon adoption.

In August 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations,* which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, a gain or loss on settlement will be recognized. The Company is required to adopt the provisions of SFAS No. 143 as of January 1, 2003. To accomplish this, the Company must identify all legal obligations for asset retirement obligations, if any, and determine the fair value of these obligations on the date of adoption. The determination of fair value is complex and will require the Company to gather market information and develop cash flow models. Additionally, the Company will be required to develop processes to track and monitor these obligations. The Company has completed its preliminary estimate of the impact of adopting this Statement and does not believe that it will materially affect its reported results of operation or financial condition upon adoption.

Note 2

Discontinued Operations

In March 2001, the Company formalized a strategic realignment initiative designed to enhance the Company's financial position and clarify its investment and operating strategy by focusing primarily on its core Accounts Payable business. Under this strategic realignment initiative, the Company announced its intent to divest the following non-core businesses: Meridian VAT Reclaim ("Meridian") within the former Taxation Services segment, the Logistics Management Services segment, the Communications Services segment and the Channel Revenue division within the Accounts Payable Services segment. The Company disposed of its Logistics Management Services segment in October 2001. Additionally, in December 2001, the Company disposed of its French Taxation Services business which had been part of continuing operations until time of disposal.

The non-core businesses that were divested and a unit that was closed within the Communications Services segment were comprised of various acquisitions completed by the Company during the periods 1997 through 2000. The acquisitions were accounted for as purchases with collective consideration paid of $78.0 million in cash and 4,293,049 restricted, unregistered shares of the Company's common stock.

The Company's Consolidated Financial Statements have been reclassified to reflect Logistics Management Services, a unit that was closed within Communications Services and French Taxation Services as discontinued operations for all periods presented. Operating results of the discontinued operations are summarized below. The amounts exclude general corporate overhead previously allocated to Logistics Management Services, a unit that was closed within Communications Services and French Taxation Services for segment reporting purposes. The amounts include interest on debt and an allocation of the interest on the Company's general credit facility. Interest allocated to discontinued operations was $1.6 million and $2.5 million in 2001 and 2000, respectively.

Summarized financial information for the discontinued operations is as follows (in thousands):

	Years Ended December 31,	
	2001	2000
Revenues	$51,478	$75,859
Operating loss	(11,764)	(25,795)

As required under accounting principles generally accepted in the United States of America, during 2001 the Company continually updated its assessment of the estimated gain (loss) on disposal from discontinued operations including operating results for the phase-out period, net of tax. Due to the negative impact of prevailing economic conditions and other factors on the anticipated collective net proceeds from selling the discontinued operations, the Company concluded as of September 2001, that there would be an estimated net loss of approximately $31.0 million upon disposal of the discontinued operations. The Company recorded this non-cash, after-tax charge during the third quarter of 2001. The $31.0 million after-tax charge is comprised of an adjustment to the net proceeds anticipated to be received upon the disposal of the then discontinued operations, net (losses) from the then discontinued operations for the year ended December 31, 2001 and estimated net earning (losses) from the then discontinued operations for the three months ending March 31, 2002. The $31.0 million after-tax charge included a $19.1 million loss specifically related to the Logistics Management Services segment which was subsequently sold on October 30, 2001 (see Note 2(b)). The $31.0 million after-tax charge also included a $5.1 million loss specifically related to the unit that was closed within the Communications Services segment (see Note 2 (d)). Additionally, the $31.0 million charge included approximately $(2.3) million in net earnings (losses) for discontinued operations that were subsequently retained. Discontinued operations subsequently retained have been included in continuing operations for all periods presented (see Note 2(e)). Additionally, in December 2001, the Company recognized a loss of $54.0 million on the sale of the French Taxation Services business (see Note 2 (c)).

(a) Charges Taken in Discontinued Operations in 2000

For the year ended December 31, 2000, the Company recognized net income from discontinued operations of $4.0 million prior to certain non-recurring charges recognized during the fourth quarter of 2000. During the fourth quarter of 2000, the Company recognized approximately $32.7 million of non-recurring charges before income tax benefit of $10.8 million (including goodwill impairment charges) related to those businesses that were declared to be discontinued operations in March 2001.

The Company determined that the net book value of goodwill recorded for certain of those businesses that were declared to be discontinued operations exceeded the projected undiscounted future operating cash flows of those business units. Accordingly, the Company recognized a goodwill impairment charge of approximately $28.7 million to adjust the net book value of the goodwill to the sum of the projected discounted future operating cash flows.

Additionally, during the fourth quarter of 2000, the Company recognized charges of approximately $2.4 million related to the write-off of certain accounts receivable balances that were determined to be uncollectible, $0.9 million for employee termination benefits, $0.3 million related to the forgiveness of certain employee advances, $0.2 million in legal expenses and $0.2 million in exit costs related to certain facilities.

(b) Sale of Discontinued Operations – Logistics Management Services in 2001

On October 30, 2001, the Company consummated the sale of its Logistics Management Services business to Platinum Equity, a firm specializing in acquiring and operating technology organizations and technology-enabled service companies worldwide. The transaction yielded initial gross sale proceeds, as adjusted, of approximately $9.5 million with up to an additional $3.0 million payable in the form of a revenue-based royalty over the next four years, of which $0.4 million had been received as of December 31, 2002. This transaction resulted in a loss on the sale of approximately $19.1 million, before future contingent consideration, which was included as part of the $31.0 million after-tax charge recorded by the Company during the third quarter of 2001.

During the third quarter of 2002, the Company recognized a gain on the sale of discontinued operations of approximately $0.4 million, net of tax expense of approximately $0.3 million, related to the receipt of a portion of the revenue-based royalty from the sale of the Logistics Management services segment in October 2001, as adjusted for certain expenses accrued as part of the estimated loss on the sale of the segment.

(c) Sale of Discontinued Operations – French Taxation Services in 2001

On December 14, 2001, the Company consummated the sale of its French Taxation Services business, as well as certain notes payable due to the Company, to Chequers Capital, a Paris-based private equity firm. The transaction yielded gross sale proceeds of approximately $48.3 million and a loss on sale of approximately $54.0 million.

(d) Closing of a Unit within Communications Services Business in 2001

During the third quarter of 2001, the Company concluded that one of the units within the Communications Services business was no longer a viable operation. As such, the Company recognized a loss of approximately $5.1 million relative to this unit which was included as part of the $31.0 million after-tax charge recorded by the Company during that quarter.

(e) Certain Former Discontinued Operations Subsequently Retained in 2002

Meridian, the Communications Services business and the Channel Revenue business were originally offered for sale during the first quarter of 2001. During the first quarter of 2002, the Company concluded that then current negative market conditions were not conducive to receiving terms acceptable to the Company for these businesses. As such, on January 24, 2002, the Company's Board of Directors approved a proposal to retain these three remaining discontinued operations. The Company's Consolidated Financial Statements have been reclassified to reflect Meridian, the Communication Services business and the Channel Revenue business as part of continuing operations for all periods presented.

Selected financial information for these discontinued operations subsequently retained is as follows (in thousands):

	Years Ended December 31,	
	2001	2000
Revenues	$54,761	$46,970
Operating income	1,299	3,077

	December 31, 2001
Current assets	$18,716
Total assets	72,700
Total current liabilities	36,860
Total liabilities	36,860
Net assets of discontinued operations	35,840

Note 3

Related Party Transactions

As discussed more fully in Note 15 in these Notes to Consolidated Financial Statements, the Company acquired the businesses of HSA-Texas and affiliates on January 24, 2002. Mr. Howard Schultz, a director of the Company, and Mr. Andrew Schultz, a former director of the Company, were the previous majority owners of these acquired businesses. The Company is currently in discussions with Messrs. Schultz to resolve certain pre-acquisition tax issues, the resolution of which could result in the purchase price of the acquisitions being reduced by as much as $1.5 million. The amount of such reduction, if any, has not been agreed upon, and final resolution will involve interpretation of relevant provisions contained in the acquisition agreements.

During August 2002, Mr. Howard Schultz, Mr. Andrew Schultz and certain of their affiliates (collectively referred to herein as "the Schultz holders"), entered into agreements to sell approximately $75.7 million, or approximately 8.68 million shares, of the Company's common stock to certain affiliates of Berkshire Partners LLC ("Berkshire") and Blum Capital Partners LP ("Blum"), in private transactions. Berkshire and Blum each purchased approximately $37.8 million, or approximately 4.34 million shares, of the Company's common stock. Both investment firms are currently represented on the Company's Board of Directors (the "Board").

Berkshire and Blum also agreed to lend to certain Schultz holders in the aggregate $25 million, and entered into put and call arrangements to purchase additional shares from the Schultz holders to the extent that the Company does not exercise its options to purchase such shares as described below.

During August 2002, an affiliate of Mr. Howard Schultz granted the Company two options (the "First Option Agreement" and the "Second Option Agreement") to purchase, in total, approximately 2.9 million shares of the Company's common stock at a price of $8.72 per share plus accretion of 8% per annum from August 27, 2002.

On September 12, 2002, the Board granted the Company's executive management the discretionary authority to exercise one or both options (either through partial or complete exercises). On September 20, 2002, the Company exercised the First Option Agreement in its entirety and purchased approximately 1.45 million shares of its common stock from the Howard Schultz affiliate, for approximately $12.68 million, representing a price of $8.72 per share plus accretion of 8% per annum from the August 27, 2002 option issuance date. The option purchase price was funded through borrowings under the Company's senior bank credit facility. The Second Option Agreement remained outstanding as of December 31, 2002, and expires on May 9, 2003.

In November 2002, Messrs. Howard and Andrew Schultz terminated their employment amicably and on terms acceptable to both them and the Company. The Company recorded expense of approximately $1.2 million related to these employment separations.

During the year ended December 31, 2002, the Company paid Mr. Howard Schultz approximately $0.2 million for property leased from Mr. Schultz. This lease was terminated in conjunction with the termination of Mr. Schultz's employment agreement.

In November 2002, the Company relocated its principal executive offices. In conjunction with this relocation, the Company is subleasing approximately 3,300 square feet of office space to CT Investments, Inc. at a "pass through" rate equal to the cash cost per square foot paid by the Company under the master lease and the tenant finish in excess of the landlord's allowance. CT Investments is 90% owned by Mr. John M. Cook, Chairman of the Board and Chief Executive Officer of the Company and 10% owned by Mr. John M. Toma, Vice Chairman of the Company.

The Company's Meridian unit and an unrelated German concern named Deutscher Kraftverkehr Euro Service GmbH & Co. KG ("DKV") are each a 50% owner of a joint venture named Transporters VAT Reclaim Limited ("TVR"). Since neither owner, acting alone, has majority control over TVR, Meridian accounts for its ownership using the equity method of accounting. DKV provides European truck drivers with a credit card that facilitates their fuel purchases. DKV distinguishes itself from its competitors, in part, by providing its customers with an immediate advance refund of the value-added taxes ("VAT") paid on fuel purchases. DKV then recovers the VAT from the taxing authorities through the TVR joint venture. Meridian processes the VAT refund on behalf of TVR for which it receives a percentage fee. Revenues earned related to TVR were $3.6 million in 2002, $3.1 million in 2001 and $3.0 million in 2000.

Financial advisory and management services historically have been provided to the Company by one of the Company's directors, Mr. Jonathan Golden, who is also a shareholder of the Company. Payments for such services to Mr. Golden aggregated $72,000 in 2002, $69,000 in 2001 and $39,000 in 2000. The Company will continue to utilize Mr. Golden's services, and, as such, has agreed to pay him a minimum of $72,000 in 2003 for financial advisory and management services. In addition to the foregoing, Mr. Golden is a senior partner in a law firm that serves as the Company's principal outside legal counsel. Fees paid to this law firm aggregated $1.8 million in 2002, $2.4 million in 2001 and $0.8 million in 2000. The Company expects to continue to utilize the services of this law firm.

The Company currently uses and expects to continue its use of the services of Flightworks, Inc., a company specializing in aviation charter transportation. The aircraft to be used by the Company is leased by Flightworks from CT Aviation Leasing LLC, a company 100% owned by Mr. John M. Cook. The Company pays Flightworks approximately $2,900 per hour plus landing fees and other incidentals for use of such charter transportation services, of which 95% of such amount will be paid by Flightworks to CT Aviation Leasing LLC. The Company, after significant research, believes that the rate it pays represents fair market value for the type of aircraft involved. The Company does not have a minimum usage requirement under its arrangement with Flightworks. During 2002, the Company recorded expenses of approximately $0.4 million for the use of the CT Aviation Leasing airplane.

Note 4

Major Clients

During the year ended December 31, 2001, the Company had one client, Wal-Mart International, that accounted for 10.0% of revenues from continuing operations. The Company did not have any clients who individually provided revenues in excess of 10.0% of total revenues during the years ended December 31, 2002 and 2000.

Note 5

Operating Segments and Related Information

The Company's principal reportable operating segment is the Accounts Payable Services segment with all other operations included in the Other Ancillary Services segment.

Accounts Payable Services
The Accounts Payable Services segment consists of services that entail the review of client accounts payable disbursements to identify and recover overpayments. This operating segment includes accounts payable services provided to retailers and wholesale distributors (the Company's historical client base) and accounts payable services provided to various other types of business entities. The Accounts Payable Services segment conducts business in North America, South America, Europe, Australia, Africa and Asia.

Other Ancillary Services
The Company's Other Ancillary Services segment is comprised of three separate business units that offer different types of recovery audit services and utilize different technology and marketing strategies. Based on their relative size, in relation to the Company's operations taken as a whole, these business units are reported in the Other Ancillary Services segment.

Meridian VAT Reclaim
In August 1999, the Company acquired Meridian. Meridian is based in Ireland and specializes in the recovery of value-added taxes ("VAT") paid on business expenses for corporate clients located throughout the world.

Communications Services
The Communications Services business analyzes and summarizes its clients' current telecommunications invoices, routing patterns and usage volumes to enable interdepartmental expense allocations. It also applies its specialized expertise to historical client telecommunications records to identify and recover refunds of previous overpayments. The Communications Services business also provides expense management services such as invoice processing and call accounting.

Channel Revenue
The Channel Revenue business provides revenue maximization services to clients that are primarily in the semiconductor industry using a discrete group of specially trained auditors and proprietary business methodologies.

Corporate Support
Corporate support represents the unallocated portion of corporate selling, general and administrative expenses not specifically attributable to Accounts Payable Services or Other Ancillary Services.

The Company evaluates the performance of its operating segments based upon revenues and operating income. The Company does not have any intersegment revenues. Segment information for the years ended December 31, 2002, 2001 and 2000 follows (in thousands):

	Accounts Payable Services	Other Ancillary Services	Corporate Support	Total
2002				
Revenues	$408,900	$54,397	$ –	$463,297
Operating income (loss)	112,529	8,292	(67,736)	53,085
Total assets	532,001	35,621	18,158	585,780
Capital expenditures	10,202	2,519	11,855	24,576
Depreciation and amortization	7,514	1,681	10,662	19,857
2001				
Revenues	$259,264	$54,761	$ –	$314,025
Operating income (loss)	51,493	1,299	(38,188)	14,604
Total assets	294,774	73,641	10,845	379,260
Capital expenditures	5,147	2,375	549	8,071
Depreciation and amortization	13,706	3,114	6,192	23,012
2000				
Revenues	$255,110	$46,970	$ –	$302,080
Operating income (loss)	55,581	3,077	(40,336)	18,322
Total assets	281,155	78,664	137,545	497,364
Capital expenditures	8,169	2,231	–	10,400
Depreciation and amortization	21,646	2,451	557	24,654

The following table presents revenues by country based upon the location of clients served (in thousands):

	2002	2001	2000
United States	$320,883	$220,380	$211,578
United Kingdom	59,806	29,011	29,515
Canada	18,585	16,009	13,358
Ireland	14,508	17,359	14,956
France	9,838	3,375	2,305
Germany	7,845	2,389	2,316
Mexico	6,923	5,001	9,703
Brazil	4,230	3,391	2,146
Australia	4,065	2,284	2,271
Japan	3,835	3,046	2,631
Other	12,779	11,780	11,301
	$463,297	$314,025	$302,080

The following table presents long-lived assets by country based on location of the asset (in thousands):

	2002	2001
United States	$426,326	$215,079
Japan	7,378	7,534
Ireland	5,307	5,212
Australia	2,967	2,565
United Kingdom	2,873	564
Other	2,824	2,296
	$447,675	$233,250

Note 6
Earnings (Loss) Per Share

The following table sets forth the computations of basic and diluted earnings per share for the years ended December 31, 2002, 2001 and 2000 (in thousands, except for earnings (loss) per share information):

	2002	2001	2000
Numerator for basic earnings (loss) per share:			
Earnings from continuing operations before discontinued operations and cumulative effect of accounting changes	$27,560	$ 2,338	$ 4,937
Discontinued operations	2,716	(86,049)	(17,920)
Cumulative effect of accounting changes	(17,208)	–	(26,145)
Net earnings (loss)	$13,068	$(83,711)	$(39,128)
Numerator for diluted earnings (loss) per share:			
Earnings from continuing operations before discontinued operations and cumulative effect of accounting changes	$27,560	$ 2,338	$ 4,937
After-tax interest expense, including amortization of discount, on convertible notes	4,157	–	–
Earnings for purposes of computing diluted earnings per share from continuing operations	31,717	2,338	4,937
Discontinued operations	2,716	(86,049)	(17,920)
Cumulative effect of accounting changes	(17,208)	–	(26,145)
Earnings (loss) for purposes of computing diluted earnings (loss) per share	$17,225	$(83,711)	$(39,128)
Denominator:			
Denominator for basic earnings per share – weighted-average shares outstanding	62,702	48,298	48,871
Effect of dilutive securities:			
Convertible notes	16,150	–	–
Shares issuable for acquisition earnout	–	–	201
Employee stock options	1,136	435	737
Denominator for diluted earnings	79,988	48,733	49,809
Basic earnings (loss) per share:			
Earnings from continuing operations before discontinued operations and cumulative effect of accounting changes	$ 0.44	$ 0.05	$ 0.10
Discontinued operations	0.04	(1.78)	(0.37)
Cumulative effect of accounting changes	(0.27)	–	(0.53)
Net earnings (loss)	$ 0.21	$ (1.73)	$ (0.80)
Diluted earnings (loss) per share:			
Earnings from continuing operations before discontinued operations and cumulative effect of accounting changes	$ 0.40	$ 0.05	$ 0.10
Discontinued operations	0.03	(1.77)	(0.36)
Cumulative effect of accounting changes	(0.21)	–	(0.53)
Net earnings (loss)	$ 0.22	$ (1.72)	$ (0.79)

In 2002, 2001 and 2000, 1.1 million, 3.3 million and 5.7 million stock options, respectively, were excluded from the computation of diluted earnings per share due to their antidilutive effect. Additionally, in 2001, 1.5 million shares related to the convertible notes were excluded from the computation of diluted earnings per share due to their antidilutive effect. The Company did not have any convertible notes outstanding prior to November 26, 2001.

Note 7

Accounting for Goodwill and Other Intangible Assets

SFAS No. 142, *Goodwill and Other Intangible Assets,* was issued in July 2001 and was adopted by the Company effective January 1, 2002. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead, such assets must be tested for impairment at least annually in accordance with the provisions of SFAS No. 142. This statement also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* Prior to the adoption of SFAS No. 142, the Company evaluated the recoverability of goodwill based upon undiscounted estimated future cash flows. SFAS No. 142 required that the Company perform transitional goodwill impairment testing on recorded net goodwill balances as they existed on January 1, 2002 using a prescribed two-step, fair value approach.

During the second quarter of 2002, the Company, working with independent valuation advisors, completed the required transitional impairment testing and concluded that all recorded net goodwill balances associated with its Communications Services and Channel Revenue units, which are part of the Company's Other Ancillary Services segment, were impaired as of January 1, 2002 under the new SFAS No. 142 guidance. As a result, the Company recognized a before-tax charge of $28.3 million as a cumulative effect of an accounting change, retroactive to January 1, 2002. The Company recorded an income tax benefit of $11.1 million as a reduction to this goodwill impairment charge, resulting in an after-tax charge of $17.2 million. During the fourth quarter of 2002, the Company, working with independent valuation advisors, completed the required annual impairment testing and concluded that there was not an impairment of goodwill or intangible assets with indefinite useful lives as of October 1, 2002. The fair value of the reporting units was estimated using the expected value of future discounted cash flows.

The Company's intangible assets were acquired as part of the January 24, 2002 acquisitions of the businesses of HSA-Texas and affiliates. Intangible assets consist of the following at December 31, 2002 (in thousands):

	Estimated Useful Life	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:			
Customer relationships	20 years	$27,700	$1,298
Unrecognized customer revenue	2 months	1,610	1,610
Employee agreements	2 years	400	188
		$29,710	$3,096
Unamortized intangible assets:			
Trade-name	Indefinite	$ 9,600	

Intangible assets with definite useful lives are being amortized on a straight-line basis over their respective estimated useful lives to their estimated residual values, and will be reviewed for impairment in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* Amortization of intangible assets amounted to $3.1 million for the year ended December 31, 2002.

Estimated amortization expense for the next five years is as follows (in thousands):

Year Ending December 31,	
2003	$1,585
2004	1,397
2005	1,385
2006	1,385
2007	1,385

The following table sets forth the computations of basic and diluted earnings per share for continuing operations for each of the years in the three-year period ended December 31, 2002 as if there had been no goodwill amortization during the years ended December 31, 2001 and 2000 (in thousands, except for earnings per share information):

	Years Ended December 31,		
	2002	2001	2000
Reported earnings from continuing operations before discontinued operations and cumulative effect of accounting changes	$27,560	$2,338	$ 4,937
Add back: Goodwill amortization, net of tax benefit of $2,944 and $2,868 in 2001 and 2000, respectively	–	6,398	6,281
Adjusted earnings from continuing operations before discontinued operations and cumulative effect of accounting changes	$27,560	$8,736	$11,218
Basic earnings per share from continuing operations before discontinued operations and cumulative effect of accounting changes:			
Reported earnings per share from continuing operations before discontinued operations and cumulative effect of accounting changes	$ 0.44	$ 0.05	$ 0.10
Add back: Goodwill amortization	–	0.13	0.13
Adjusted earnings per share from continuing operations before discontinued operations and cumulative effect of accounting changes	$ 0.44	$ 0.18	$ 0.23
Diluted earnings per share from continuing operations before discontinued operations and cumulative effect of accounting changes:			
Reported earnings per share from continuing operations before discontinued operations and cumulative effect of accounting changes	$ 0.40	$ 0.05	$ 0.10
Add back: Goodwill amortization	–	0.13	0.13
Adjusted earnings per share from continuing operations before discontinued operations and cumulative effect of accounting changes	$ 0.40	$ 0.18	$ 0.23

The following table reconciles goodwill balances by reportable operating segment, and in total, from December 31, 2001 to December 31, 2002 (in thousands):

	Accounts Payable Services	Other Ancillary Services	Total
Balance at December 31, 2001	$160,248	$36,572	$196,820
Impairment losses at adoption of SFAS No. 142 (pre-tax)	–	(28,326)	(28,326)
Goodwill acquired during the year	203,089	–	203,089
Foreign currency translation	250	–	250
Balance at December 31, 2002	$363,587	$ 8,246	$371,833

Note 8

Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses at December 31, 2002 and 2001 include the following (in thousands):

	December 31,	
	2002	2001
Accrued Meridian regional marketing costs	$ 4,893	$ 6,746
Residual liabilities relating to discontinued operations	2,342	4,585
Accrued disposition costs	–	3,465
Other accrued expenses	17,034	9,141
Accounts payable and accrued expenses	$24,269	$23,937

Note 9

Notes Payable, Long-Term Debt and Convertible Notes

(a) Notes Payable

Prior to August 2002, Meridian VAT Reclaim ("Meridian") maintained a Receivable Financing Agreement (the "Agreement") with Barclays Bank PLC ("Barclays"). Under the Agreement, Meridian sold all eligible claims to Barclays and accounted for this arrangement as on-balance sheet financing.

At December 31, 2001, the amount outstanding under the Agreement was $11.6 million. Meridian repaid all amounts outstanding under the Agreement in July 2002 and terminated the Agreement.

(b) Current Installments of Long-Term Debt

At December 31, 2002, current installments of long-term debt related to certain remaining multi-year notes payable that the Company assumed as part of its January 24, 2002 acquisitions of the businesses of HSA-Texas and affiliates. Current installments of long-term debt consisted of the following (in thousands):

	December 31,
	2002
Notes payable at 5½%, due on May 21, 2003	$4,127
Notes payable at 7%, due in two installments on January 1, 2003 and April 1, 2003	1,400
	$5,527

(c) Long-Term Bank Debt

On December 31, 2001, the Company retired the then existing $200.0 million senior bank credit facility and replaced it with a three-year, $75.0 million underwritten senior bank credit facility. $55.0 million of the new facility was syndicated in early 2002 between three banking institutions led by Bank of America, N.A. as agent for the group. The Company subsequently determined that it would not require the remaining $20.0 million of credit facility capacity to fund its operations and would probably not be able to access such $20.0 million in any event due to accounts receivable borrowing base limitations. Therefore, on August 19, 2002, the Company amended its senior bank credit facility to reduce the revolving committed amount from $75.0 million to $55.0 million. Due to borrowing base limitations related to accounts receivable levels, the Company can effectively access only $50.0 million of the $55.0 million facility.

Borrowings under the senior bank credit facility, as amended, are subject to limitations based upon the Company's eligible accounts receivable. The Company is not required to make principal payments under the credit facility until its maturity on December 31, 2004 unless the Company violates its debt covenants or unless other stipulated events, as defined in the credit facility agreement, occur including, but not limited to, the Company's outstanding facility borrowings exceeding the prescribed accounts receivable borrowing base. The credit facility is secured by substantially all assets of the Company and interest on borrowings is tied to either the prime rate or London Interbank Offered Rate ("LIBOR") at the Company's option. The credit facility requires a fee for committed but unused credit capacity of .50% per annum. The credit facility contains customary covenants, including financial ratios. At December 31, 2002, the Company was in compliance with all such covenants. At December 31, 2002, the Company had approximately $26.4 million of borrowings outstanding with a weighted average interest rate of 4.3%. Additionally, at December 31, 2002, the Company had a $3.1 million USD equivalent standby letter of credit under the senior bank credit facility and a borrowing base capacity of $50.0 million, which therefore permitted up to $20.5 million in additional borrowings as of that date. There were no borrowings outstanding under the senior bank credit facility at December 31, 2001.

A pre-tax loss of $2.6 million, included in selling, general and administrative expenses within the accompanying 2001 Consolidated Statement of Operations, was incurred as a result of the early termination of the previous $200.0 million senior credit facility on December 31, 2001. The loss was comprised of unamortized deferred loan costs.

(d) Convertible Notes

On November 26, 2001, the Company completed a $95.0 million offering of its 4¾% convertible subordinated notes due 2006. The Company issued an additional $15.0 million of the notes on December 3, 2001, and on December 4, 2001, the initial purchasers of the notes issued on November 26, 2001 purchased an additional $15.0 million of the notes to cover over allotments, bringing the aggregate amount issued to $125.0 million. The Company received net proceeds from the offering of approximately $121.1 million. The proceeds of the notes were used to pay down the Company's outstanding balance under its then-existing $200.0 million senior bank credit facility.

The notes are convertible into the Company's common stock at a conversion price of $7.74 per share which is equal to a conversion rate of 129.1990 shares per $1,000 principal amount of notes, subject to adjustment. The Company may redeem some or all of the notes at any time on or after November 26, 2004 at a redemption price of $1,000 per $1,000 principal amount of notes, plus accrued and unpaid interest, if prior to the redemption date the closing price of the Company's common stock has exceeded 140% of the then conversion price for at least 20 trading days within a period of 30 consecutive days ending on the trading date before the date of mailing of the optional redemption notice.

At December 31, 2002 and 2001, the Company had convertible notes outstanding of $121.5 million and $121.2 million, net of unamortized discount of $3.5 million and $3.8 million, respectively. Amortization of the discount on convertible notes is included as a component of interest (expense), net as presented in the accompanying 2002 and 2001 Consolidated Statements of Operations.

Note 10
Lease Commitments

The Company is committed under non-cancelable lease arrangements for facilities and equipment. Rent expense for 2002, 2001 and 2000, was $19.1 million, $7.8 million, and $8.2 million, respectively. The future minimum annual lease payments under these leases by year are summarized as follows (in thousands):

Year Ending December 31,	
2003	$11,031
2004	9,217
2005	7,651
2006	5,698
2007	5,081
Thereafter	35,641
	$74,319

Note 11
Income Taxes

Total income taxes for the years ended December 31, 2002, 2001 and 2000 were allocated as follows (in thousands):

	2002	2001	2000
Earnings from continuing operations	$16,186	$ 3,363	$ 5,796
Earnings (loss) from discontinued operations	–	(1,732)	(10,356)
Gain (loss) on disposal/retention of discontinued operations including operating results for phase-out period	9,604	(14,104)	–
Cumulative effect of accounting changes	(11,118)	–	(1,268)
Shareholders' equity, for compensation expense for tax purposes in excess of financial purposes	(3,007)	(694)	(2,213)
	$11,665	$(13,167)	$(8,041)

Income taxes have been provided in accordance with SFAS No. 109, *Accounting for Income Taxes.* Earnings (loss) before income taxes, discontinued operations and cumulative effect of accounting changes for the years ended December 31, 2002, 2001 and 2000 relate to the following jurisdictions (in thousands):

	2002	2001	2000
United States	$36,057	$7,505	$ 8,742
Foreign	7,689	(1,804)	1,991
	$43,746	$5,701	$10,733

The provision for income taxes attributable to earnings from continuing operations for the years ended December 31, 2002, 2001 and 2000 consists of the following (in thousands):

	2002	2001	2000
Current:			
Federal	$ 174	$7,019	$13,837
State	15	227	1,268
Foreign	4,895	2,930	3,234
	5,084	10,176	18,339
Deferred:			
Federal	10,550	(6,172)	(10,463)
State	254	(711)	(1,529)
Foreign	298	70	(551)
	11,102	(6,813)	(12,543)
Total	$16,186	$3,363	$ 5,796

The following table summarizes the significant differences between the U.S. federal statutory tax rate and the Company's effective tax rate for earnings from continuing operations:

	2002	2001	2000
Statutory federal income tax rate	35%	35%	35%
Foreign loss providing no tax benefit	1	20	13
State income taxes, net of federal benefit	1	(13)	(3)
Nondeductible goodwill	–	9	5
Other, net	–	8	4
	37%	59%	54%

A summary of the components of deferred tax assets and liabilities as of December 31, 2002 and 2001 follows (in thousands):

	2002	2001
Deferred income tax assets:		
Accounts payable and accrued expenses	$ 2,337	$ 4,680
Accrued payroll and related expenses	7,705	6,066
Contract receivables	2,725	2,725
Deferred compensation	1,573	1,582
Depreciation	3,900	2,319
Noncompete agreements	1,585	1,771
Bad debts	1,853	2,623
Realignment charges	1,154	513
Foreign operating loss carryforward of foreign subsidiary	2,367	2,911
Foreign tax credit carryforwards	7,167	3,275
Federal operating loss carryforward	9,993	11,720
Goodwill	6,276	3,399
State operating loss carryforwards	4,762	3,684
Capital loss carryforwards	17,237	17,237
Other	3,490	800
Gross deferred tax assets	74,124	65,305
Less valuation allowance	20,374	21,929
Net deferred tax assets	53,750	43,376
Deferred income tax liabilities:		
Intangible assets	14,316	–
Prepaid expenses	397	318
Capitalized software	2,479	1,794
Gross deferred tax liabilities	17,192	2,112
Net deferred tax assets	$36,558	$41,264

SFAS No. 109 requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company recorded a net decrease to its valuation allowance in 2002 of $1.6 million. In 2001 and 2000, the Company recorded net increases in its valuation allowance of $17.7 million and $0.3 million, respectively. The valuation allowance and the change therein as of December 31, 2002 and 2001 and for the three years ended December 31, 2002 relates to the tax benefit of certain foreign operating losses associated with the Company's foreign subsidiaries in Singapore, Belgium, Spain and Italy, contract receivables associated with the Company's foreign subsidiary in Ireland, and a $49.2 million U.S. capital loss carryforward created from the sale of the Company's French Taxation Services business in 2001. No other valuation allowances were deemed necessary for any other deferred tax assets since all deductible temporary differences are expected to be utilized primarily against reversals of taxable temporary differences and net operating loss carryforwards and foreign tax credit carryforwards are expected to be utilized through related future taxable and foreign source earnings.

As of December 31, 2002, the Company had net operating loss carryforwards amounting to $28.5 million, the majority of which will expire in 2021. Additionally, as of December 31, 2002, the Company currently had foreign income tax credit carryforwards amounting to $7.2 million, which will expire through 2007. The Company expects to generate sufficient foreign-sourced income by implementing reasonable tax planning strategies to fully utilize the foreign income tax credit carryforwards. Appropriate U.S. and international taxes have been provided for earnings of subsidiary companies that are expected to be remitted to the parent company. As of December 31, 2002, the cumulative amount of unremitted earnings from the Company's international subsidiaries that is expected to be indefinitely reinvested was $3.4 million. The taxes that would be paid upon remittance of these indefinitely reinvested earnings are approximately $1.2 million based on current tax law.

Note 12

Employee Benefit Plans

The Company maintains a 401(k) Plan in accordance with Section 401(k) of the Internal Revenue Code, which allows eligible participating employees to defer receipt of up to 25% of their compensation and contribute such amount to one or more investment funds. Employee contributions are matched by the Company in a discretionary amount to be determined by the Company each plan year up to $1,750 per participant. The Company may also make additional discretionary contributions to the Plan as determined by the Company each plan year. Company matching funds and discretionary contributions vest at the rate of 20% each year beginning after the participants' first year of service. Company contributions for continuing and discontinued operations were approximately $1.6 million in 2002, $1.3 million in 2001 and $1.2 million in 2000.

The Company also maintains deferred compensation arrangements for certain key officers and executives. Total expense related to these deferred compensation arrangements was approximately $0.4 million, $0.6 million and $0.9 million in 2002, 2001 and 2000, respectively.

Note 13

Shareholders' Equity

During 2000, the Company repurchased 2.4 million shares of its outstanding common stock in the open market at a cost of $21.0 million, as approved by the Board of Directors (the "Board").

During August 2002, Howard Schultz, a director of the Company, Andrew Schultz, and certain of their affiliates (collectively referred to herein as "the Schultz holders"), entered into agreements to sell approximately $75.7 million, or approximately 8.68 million shares, of the Company's common stock to certain affiliates of Berkshire Partners LLC ("Berkshire") and Blum Capital Partners LP ("Blum"), in private transactions. Berkshire and Blum each purchased approximately $37.8 million, or approximately 4.34 million shares, of the Company's common stock. Both investment firms are currently represented on the Company's Board of Directors.

Berkshire and Blum also agreed to lend to certain Schultz holders in the aggregate $25 million, and entered into put and call arrangements to purchase additional shares from the Schultz holders to the extent that the Company does not exercise its options to purchase such shares as described below.

During August 2002, an affiliate of Howard Schultz, a director of the Company, granted the Company two options (the "First Option Agreement" and the "Second Option Agreement") to purchase, in total, approximately 2.9 million shares of the Company's common stock at a price of $8.72 per share plus accretion of 8% per annum from August 27, 2002. The Second Option Agreement remained outstanding as of December 31, 2002, and expires on May 9, 2003.

On September 12, 2002, the Board granted the Company's executive management the discretionary authority to exercise one or both options (either through partial or complete exercises). On September 20, 2002, the Company exercised the First Option Agreement in its entirety and purchased approximately 1.45 million shares of its common stock from a Howard Schultz affiliate, for approximately $12.68 million, representing a price of $8.72 per share plus accretion of 8% per annum from the August 27, 2002 option issuance date. The option purchase price was funded through borrowings under the Company's senior bank credit facility. The Second Option Agreement remained outstanding as of December 31, 2002, and expires on May 9, 2003.

On October 24, 2002, the Board authorized the repurchase of up to $50.0 million of the Company's common shares. Purchases may be made in the open market or in privately negotiated transactions from time to time, and will depend on market conditions, business opportunities and other factors. The Company anticipates funding the purchases through a combination of cash flow from operations and borrowings under the Company's senior bank credit facility. Future repurchases of the Company's common shares, regardless of the funding source, are subject to limitations as defined in the credit facility agreement. Included in this authorization is the possibility of the Company exercising the Second Option Agreement to purchase up to approximately 1.45 million shares from an affiliate of Howard Schultz, a director of the Company. During 2002, the Company repurchased 0.8 million shares of its outstanding common stock on the open market at a cost of $7.48 million, in addition to exercising the First Option Agreement. At December 31, 2002, management has remaining board authorization to purchase an additional $42.5 million of the Company's common shares, including the possibility of exercising the Second Option Agreement, subject to limitations as defined in the credit facility agreement.

On August 1, 2000, the Board authorized a shareholder protection rights plan designed to protect Company shareholders from coercive or unfair takeover techniques through the use of a Shareholder Protection Rights Agreement approved by the Board (the "Rights Plan"). The terms of the Rights Plan provide for a dividend of one right (collectively, the "Rights") to purchase a fraction of a share of participating preferred stock for each share owned. This dividend was declared for each share of common stock outstanding at the close of business on August 14, 2000. The Rights, which expire on August 14, 2010, may be exercised only if certain conditions are met, such as the acquisition (or the announcement of a tender offer the consummation of which would result in the acquisition) of 15% or more of the Company's common stock by a person or affiliated group in a transaction that is not approved by the Board. Issuance of the Rights does not affect the finances of the Company, interfere with the Company's operations or business plans or affect earnings per share. The dividend was not taxable to the Company or its shareholders and did not change the way in which the Company's shares may be traded. At the 2001 annual meeting, the Company's shareholders approved a resolution recommending redemption of the Rights, as the Rights Plan contained a "continuing directors" provision. In March 2002, a special committee appointed to consider the matter recommended to the Board that the Rights Plan be amended to remove the continuing directors provision contingent upon the shareholders approving an amendment to the Company's Articles of Incorporation providing that directors can only be removed for cause. At the 2002 annual meeting, the shareholders approved the amendment to the Company's Articles of Incorporation to provide that directors can only be removed for cause, and the Rights Plan was therefore automatically amended to remove the continuing directors provision. Additionally, the shareholders voted against a second proposal to redeem the Rights Plan. During August 2002, the Board approved a one-time and limited exemption to the 15% ownership clause under the Rights Plan to Blum Capital Partners LP.

Effective July 31, 2000, in connection with the Rights Plan, the Board amended the Company's Articles of Incorporation to establish a new class of stock, the participating preferred stock. The Board authorized 500,000 shares of the participating preferred stock, none of which has been issued.

On August 14, 2000, the Company issued 286,000 restricted shares of its common stock to certain employees (the "Stock Awards"). Of the total restricted shares issued, 135,000 restricted shares were structured to vest on a ratable basis over five years of continued employment. The remaining 151,000 restricted shares were structured to vest at the end of five years of continued employment. At December 31, 2002, there were 19,500 shares of the restricted common stock vested and 158,500 shares of the restricted common stock had been forfeited by former employees. Until vested, the restricted stock is nontransferable. The holders of the restricted shares are entitled to all other rights as a shareholder. Over the remaining life of the Stock Awards (as adjusted at December 31, 2002 to reflect forfeitures), the Company will recognize $0.6 million in compensation expense. For the years ended December 31, 2002, 2001 and 2000 the Company recognized $0.2 million, $0.2 million and $0.1 million, respectively, of compensation expense related to the Stock Awards.

The Company has issued no preferred stock through December 31, 2002, and has no present intentions to issue any preferred stock, except for any potential issuance of participating preferred stock (500,000 shares authorized) pursuant to the Rights Plan. The Company's remaining, undesignated preferred stock (500,000 shares authorized) may be issued at any time or from time to time in one or more series with such designations, powers, preferences, rights, qualifications, limitations and restrictions (including dividend, conversion and voting rights) as may be determined by the Board, without any further votes or action by the shareholders.

Note 14

Commitments and Contingencies

(a) Legal Proceedings

Beginning on June 6, 2000, three putative class action lawsuits were filed against the Company and certain of its present and former officers in the United States District Court for the Northern District of Georgia, Atlanta Division. These cases were subsequently consolidated into one proceeding styled: *In re Profit Recovery Group International, Inc. Sec. Litig.*, Civil Action File No. 1:00-CV-1416-CC (the "Securities Class Action Litigation"). On November 13, 2000, the Plaintiffs in these cases filed a Consolidated and Amended Complaint (the "Complaint"). In that Complaint, Plaintiffs allege that the Company, John M. Cook, Scott L. Colabuono, the Company's former Chief Financial Officer, and Michael A. Lustig, the Company's former Chief Operating Officer, (the "Defendants") violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder by allegedly disseminating false and misleading information about a change in the Company's method of recognizing revenue and in connection with revenue reported for a division. Plaintiffs purport to bring this action on behalf of a class of persons who purchased the Company's stock between July 19, 1999 and July 26, 2000. Plaintiffs seek an unspecified amount of compensatory damages, payment of litigation fees and expenses, and equitable and/or injunctive relief. On January 24, 2001, Defendants filed a Motion to Dismiss the Complaint for failure to state a claim under the Private Securities Litigation Reform Act, 15 U.S.C. § 78u-4 *et seq.* The Court denied Defendant's Motion to Dismiss on June 5, 2001. Defendants served their Answer to Plaintiffs' Complaint on June 19, 2001. The Court granted Plaintiffs' Motion for Class Certification on December 3, 2002. Discovery is currently ongoing. The Company believes the alleged claims in this lawsuit are without merit and intends to defend this lawsuit vigorously. Due to the inherent uncertainties of the litigation process and the judicial system, the Company is unable to predict the outcome of this litigation. If the outcome of this litigation is adverse to the Company, it could have a material adverse effect on the Company's business, financial condition, and results of operations.

In the normal course of business, the Company is involved in and subject to other claims, contractual disputes and other uncertainties. Management, after reviewing with legal counsel all of these actions and proceedings, believes that the aggregate losses, if any, will not have a material adverse effect on the Company's financial position or results of operations.

(b) Indemnification Commitment and Consideration Concerning Certain Future Asset Impairment Assessments

The Company's Meridian unit and an unrelated German concern named Deutscher Kraftverkehr Euro Service GmbH & Co. KG ("DKV") are each a 50% owner of a joint venture named Transporters VAT Reclaim Limited ("TVR"). Since neither owner, acting alone, has majority control over TVR, Meridian accounts for its ownership using the equity method of accounting. DKV provides European truck drivers with a credit card that facilitates their fuel purchases. DKV distinguishes itself from its competitors, in part, by providing its customers with an immediate advance refund of the value-added taxes ("VAT") paid on fuel purchases. DKV then recovers the VAT from the taxing authorities through the TVR joint venture. Meridian processes the VAT refund on behalf of TVR, for which it receives a percentage fee. TVR maintains a 38.3 million Euro ($40.2 million at December 31, 2002 exchange rates) financing facility with Barclays Bank PLC ("Barclays") whereby its sells the VAT refund claims to Barclays with full recourse. As of December 31, 2002, there was 35.0 million Euro ($36.7 million at December 31, 2002 exchange rates) outstanding under this facility. As a condition of the financing facility between TVR and Barclays, Meridian has provided an indemnity to Barclays for any losses that Barclays may suffer in the event that Meridian processes any fraudulent claims on TVR's behalf. Meridian has not been required to remit funds to Barclays under this indemnity and the Company believes the probability of the indemnity clause being invoked is remote. Meridian has no obligation to Barclays as to the collectibility of VAT refund claims sold by TVR to Barclays unless fraudulent conduct is involved. The Barclays credit financing facility expires on March 31, 2003 and negotiations are currently underway to extend it. Should the Barclays credit financing facility not be extended or if it is extended under financial terms and conditions that are more expensive to TVR, Meridian's future revenues from TVR ($3.6 million in 2002) and the associated profits therefrom could be substantially reduced or even eliminated. Moreover, if the new financing terms and conditions are such that they eventually cause a marked deterioration in TVR's future financial condition, Meridian may be unable to recover some or all of its long-term investment in TVR which stood at $2.4 million at December 31, 2002. This investment is included in Other Assets on the Company's December 31, 2002 Consolidated Balance Sheet.

(c) Standby Letter of Credit

On November 21, 2001, the Company entered into a Standby Letter of Credit ("Letter of Credit") with Bank of America, N.A. in the face amount of 2.3 million EUR. On December 31, 2001, the Letter of Credit was amended to increase the face amount to 3.0 million EUR ($3.1 million USD at December 31, 2002). On January 13, 2003, the Letter of Credit was amended to increase the face amount to 3.2 million EUR ($3.4 million USD at December 31, 2002). The Letter of Credit serves as assurance to VAT authorities in France that the Company's Meridian unit will properly and expeditiously remit all French VAT refunds it receives in its capacity as intermediary and custodian to the appropriate client recipients. The current rate of the Letter of Credit was 2.5% at December 31, 2002. There were no borrowings outstanding under the Letter of Credit at December 31, 2002.

Note 15

Acquisitions

On August 6, 1998, the Company acquired substantially all the assets and assumed certain liabilities of Loder, Drew & Associates, Inc. ("Loder Drew"), a California-based international recovery auditing firm. In connection with this acquisition, the prior owners received purchase price consideration of $40.0 million in cash in the first quarter of 2000 based on the financial performance of Loder Drew for the year ending December 31, 1999.

On August 19, 1999, the Company acquired Meridian VAT Corporation Limited ("Meridian"). Meridian is based in Dublin, Ireland. At the time of acquisition, Meridian maintained a phantom stock plan whereby participants were entitled to receive the subsequent appreciation in the value of Meridian's shares in direct proportion to the number of phantom shares assigned to each individual. The phantom stock plan was terminated upon the Company's purchase of Meridian, and participants were paid their respective proceeds pursuant to a schedule of periodic payments, which concluded with a final installment in January 2001.

On June 1, 2000, the Company acquired substantially all of the assets and assumed certain liabilities of TSL Services, Inc., a Delaware corporation ("TSL"). TSL specializes in telecom bill auditing and optimization and call accounting and reporting. The transaction was accounted for as a purchase, with consideration of $18.3 million in cash. The acquisition resulted in goodwill of $15.6 million which, prior to the adoption of SFAS No. 142, was being amortized over 30 years using the straight-line method.

On January 24, 2002, the Company acquired substantially all the assets and assumed certain liabilities of Howard Schultz & Associates International, Inc. ("HSA-Texas"), substantially all of the outstanding stock of HS&A International Pte Ltd. and all of the outstanding stock of Howard Schultz & Associates (Asia) Limited, Howard Schultz & Associates (Australia), Inc. and Howard Schultz & Associates (Canada), Inc., each an affiliated foreign operating company of HSA-Texas, pursuant to an amended and restated agreement and plan of reorganization by and among PRG-Schultz, HSA-Texas, Howard Schultz, Andrew H. Schultz and certain trusts dated December 11, 2001 (the "Asset Agreement") and an amended and restated agreement and plan of reorganization by and among PRG-Schultz, Howard Schultz, Andrew H. Schultz, Andrew H. Schultz Irrevocable Trust and Leslie Schultz dated December 11, 2001 (the "Stock Agreement").

Pursuant to the Asset and Stock Agreements, the consideration paid for the assets of HSA-Texas and affiliates was 14,759,970 unregistered shares of the Company's common stock and the assumption of certain HSA-Texas liabilities. In addition, options to purchase approximately 1.1 million shares of the Company's common stock were issued in exchange for outstanding HSA-Texas options. The Company's available domestic cash balances and senior bank credit facility were used to fund closing costs related to the acquisitions of the businesses of HSA-Texas and affiliates and to repay certain indebtedness of HSA-Texas and affiliates.

The total purchase price consisted of approximately 14.8 million shares of the Company's common stock with an estimated fair value of approximately $154.8 million, 1.1 million fully vested options to purchase the Company's common stock with an estimated fair value of approximately $5.0 million, and estimated direct transaction costs of approximately $11.2 million. Pursuant to EITF No. 99-12, the fair value of the Company's common stock was determined as the average closing price per share from July 24, 2001 to July 28, 2001 which was $10.482. The Company announced the transaction on July 26, 2001. The fair value of the fully vested options was determined using the Black-Scholes pricing model.

The amounts and components of the purchase price are presented below (in thousands):

Common stock	$ 15
Additional paid-in capital	159,747
Transaction costs	11,191
Total purchase price	$170,953

The allocation of the purchase price is as follows (in thousands):

Tangible assets acquired	$ 23,829
Liabilities assumed	(95,275)
Net liabilities assumed	(71,446)
Allocation of purchase price to:	
Intangible assets	39,310
Goodwill	203,089
Total purchase price	$170,953

As more fully discussed in Note 3 of Notes to Consolidated Financial Statements, certain final tax matters related to the acquisitions of the businesses of HSA-Texas and affiliates are unresolved and may result in a purchase price adjustment in future periods.

Goodwill recognized in the acquisitions of the businesses of HSA-Texas and affiliates was assigned to the Accounts Payable Services segment. Approximately $47.8 million of the goodwill is currently expected to be deductible for tax purposes.

The identifiable tangible and intangible assets recognized are as follows (in thousands):

Tangible assets:	
Cash	$ 4,023
Receivables	10,942
Net deferred tax asset	6,042
Property and equipment	1,763
Other	1,059
Total tangible assets	$23,829

	Value	Estimated Useful Life
Intangible assets:		
Customer relationships	$27,700	20 years
Trade name	9,600	Indefinite
Unrecognized customer revenue	1,610	2 months
Employee agreements	400	2 years
Total intangible assets	$39,310	

Intangible assets with definite useful lives are being amortized over their respective estimated useful lives to their estimated residual values, and will be reviewed for impairment in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.*

Liabilities assumed are as follows (in thousands):

Debt (including amounts paid at closing)	$49,625
Accounts payable and accrued expenses	14,022
Accrued payroll and related expenses	13,817
Deferred revenue	2,356
Current liabilities	79,820
Deferred tax liability	13,378
Other	2,077
Total liabilities	$95,275

The results of HSA-Texas and affiliates' operations have been included in the Company's Consolidated Financial Statements since the date of acquisition. HSA-Texas audited accounts payable records, occupancy costs, vendor statements and direct to store delivery records to recover overpayments that resulted from missed credits, duplicated payments, overlooked allowances, incorrect invoices and other discrepancies. HSA-Texas provided recovery audit services to large and mid-size businesses having numerous payment transactions with many vendors. These businesses were primarily retailers and wholesale distributors. As a result of the acquisitions, the Company believes that it has added highly qualified auditors and other employees from the HSA-Texas workforce, enhancing the combined companies' expertise in audit recovery methodologies. Additionally, the Company believes that the acquisition will allow it to achieve synergies through the elimination of significant levels of duplicate costs and increased market strength through an enhanced global presence.

Selected (unaudited) pro forma results of operations of the Company for the years ended December 31, 2002 and 2001 as if the acquisitions of the businesses of HSA-Texas and affiliates had been completed as of January 1, 2001, are as follows (amounts in thousands, except per share data):

	2002	2001
Revenues	$465,228	$457,133
Operating income	43,385	20,038
Earnings from continuing operations before discontinued operations and cumulative effect of accounting change	21,352	11,644
Net earnings (loss)	6,860	(80,227)
Diluted earnings from continuing operations before discontinued operations and cumulative effect of accounting change per share	$ 0.30	$ 0.09
Diluted net earnings (loss) per share	$ 0.13	$ (1.25)

Unusual or non-recurring items included in the reported (unaudited) pro forma results are as follows:

1) HSA-Texas and affiliates recorded only $1.9 million in revenues for the 24 day period in January 2002 prior to the finalization of the acquisitions. This reduced billing amount was a direct consequence of an atypically large invoice volume for HSA-Texas and affiliates during December 2001. HSA-Texas and affiliates recorded revenues for the month of December 2001 of approximately $19.1 million, or 13.3% of their total 2001 revenues of $143.1 million.

2) In January 2002, HSA-Texas and affiliates recorded approximately $7.8 million of obligations owed to independent contractor associates resulting from revisions made to their contractual compensation agreements. During the 24 day period in January 2002 prior to finalization of the acquisitions, HSA-Texas entered into revised individual agreements with certain domestic independent contractor associates whereby such associates each agreed to accept a stipulated future lump sum payment representing the differential between (a) the associate's future compensation for work-in-process as calculated under their then current HSA-Texas compensation plan and (b) the associate's future compensation on that same work-in-process as calculated under The Profit Recovery Group International, Inc. compensation plan. These agreements enabled the participating HSA-Texas workforce to join The Profit Recovery Group International, Inc. compensation plan immediately upon merger completion and without disruptive transitional delays.

3) In May 2001, HSA-Texas and affiliates entered into a settlement agreement with respect to litigation pending at December 31, 2000, involving a group of independent contractors formerly associated with HSA-Texas and affiliates. Pursuant to the agreement, HSA-Texas was relieved of certain obligations to pay commissions to those contractors, which amounted to $3.7 million at the date of settlement. The settlement was recorded as other income for the year ended December 31, 2001.

Note 16

Stock Option Plan and Employee Stock Purchase Plan

At December 31, 2002, the Company has three stock compensation plans that are described below. Pursuant to SFAS No. 123, *Accounting for Stock-Based Compensation,* the Company has elected to account for its stock option plans under the provisions of Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees,* and related interpretations. Accordingly, no compensation expense has been recognized for the stock compensation plans in the accompanying Consolidated Statements of Operations.

The Company's Stock Incentive Plan, as amended, has authorized the grant of options to purchase 12,375,000 shares of the Company's common stock to key employees, directors, consultants and advisors. The majority of options granted through December 31, 2002 have 5-year terms and vest and become fully exercisable on a ratable basis over four or five years of continued employment.

The Company's HSA Acquisition Stock Option Plan, as amended, authorized the grant of options to purchase 1,083,846 shares of the Company's common stock to former key employees and advisors of HSA-Texas who were hired or elected to the Board in connection with the acquisitions of the businesses of HSA-Texas and affiliates and who were participants in the 1999 Howard Schultz & Associates International Stock Option Plan. The options have 5-year terms and vested upon and became fully exercisable upon issuance. No additional options can be issued under this plan.

A summary of the Company's stock option activity and related information for the years ended December 31, 2002, 2001 and 2000 follows:

	2002		2001		2000	
	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
Outstanding – beginning of year	5,975,609	$12.64	7,127,827	$14.79	7,133,026	$18.18
Granted	3,972,366	8.72	1,440,000	7.82	2,981,690	14.21
Exercised	(1,119,274)	6.91	(379,660)	7.39	(240,649)	8.58
Forfeited	(757,479)	14.69	(2,212,558)	17.33	(2,746,240)	23.85
Outstanding – end of year	8,071,222	$11.31	5,975,609	$12.64	7,127,827	$14.79
Exercisable at end of year	4,101,985	$11.07	3,158,893	$11.68	2,295,328	$11.42
Weighted-average fair value of options granted during year	$6.16		$5.60		$9.58	

The following table summarizes information about stock options outstanding at December 31, 2002:

				Exercisable	
Range of Exercise Prices	Number of Shares Subject to Option	Weighted-Average Remaining Life	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price
$ 3.53 – $10.99	5,941,275	3.74 years	$ 8.22	2,838,728	$ 7.39
$11.00 – $25.00	1,488,412	5.11 years	$15.98	940,082	$15.82
Over $25.00	641,535	6.83 years	$29.05	323,175	$29.67
	8,071,222			4,101,985	

The weighted-average remaining contract life of options outstanding at December 31, 2002 was 4.24 years.

Effective May 15, 1997, the Company established an employee stock purchase plan pursuant to Section 423 of the Internal Revenue Code of 1986, as amended. The plan covers 2,625,000 shares of the Company's common stock, which may be authorized unissued shares, or shares reacquired through private purchases or purchases on the open market. Employees can contribute up to 10% of their compensation towards the semiannual purchase of stock. The employee's purchase price is 85 percent of the fair market price on the first business day of the purchase period. The Company is not required to recognize compensation expense related to this plan. During 2002, 2001, and 2000, approximately 200,000, 225,000, and 5,000 share certificates were issued under the plan for an aggregate purchase price of approximately $550,000, $600,000, and $50,000, respectively.

Note 17

Fair Value of Financial Instruments

The carrying amounts for cash and cash equivalents, receivables, funds held for client obligations, notes payable, current installments of long-term debt, obligations for client payables, accounts payable and accrued expenses, and accrued payroll and related expenses approximate fair value because of the short maturity of these instruments.

Amounts outstanding under long-term debt agreements are considered to be carried on the consolidated financial statements at their estimated fair values because they accrue interest at rates that generally fluctuate with interest rate trends.

The estimated fair value of the Company's convertible notes at December 31, 2002 and 2001 was $122.9 million and $122.1 million respectively, and the carrying value of the Company's convertible notes at December 31, 2002 and 2001 was $121.5 million and $121.2 million, respectively.

Fair value estimates are made at a specific point in time, based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates. Accordingly, the estimates presented are not necessarily indicative of the amounts that could be realized in a current market exchange.

Selected Consolidated Financial Data

PRG-Schultz International, Inc. and Subsidiaries

The following table sets forth selected consolidated financial data for the Company as of and for the five years ended December 31, 2002. Such historical consolidated financial data as of and for the five years ended December 31, 2002 have been derived from the Company's Consolidated Financial Statements and Notes thereto, which Consolidated Financial Statements as of December 31, 2002 and 2001 and for each of the years in the three-year period ended December 31, 2002 have been audited by KPMG LLP, independent auditors. The Consolidated Balance Sheets as of December 31, 2002 and 2001, and the related Consolidated Statements of Operations, Shareholders' Equity and Cash Flows for each of the years in the three-year period ended December 31, 2002 and the independent auditors' report thereon, which in 2000 is based partially upon the report of other auditors and refers to changes in accounting for goodwill and other intangible assets in 2002 and revenue recognition in 2000 are included in this annual report. The Company disposed of its Logistics Management Services segment in October 2001 and closed a unit within the Communications Services business during the third quarter of 2001. Additionally, in December of 2001, the Company disposed of its French Taxation Services business which had been part of continuing operations until time of disposal. Selected consolidated financial data for the Company has been reclassified to reflect Logistics Management Services, the closed unit within Communications Services and the French Taxation Services business as discontinued operations and all historical financial information contained herein has been reclassified to remove these businesses from continuing operations for all periods presented. Selected consolidated financial data for the Company was retroactively restated, as required under accounting principles generally accepted in the United States of America, to include the accounts of Meridian and PRS International, Ltd., which were acquired in August 1999 and accounted for under the pooling-of-interests method. Further, during the fourth quarter of 2000, the Company's Meridian and Channel Revenue businesses adopted Staff Accounting Bulletin ("SAB") No. 101, *Revenue Recognition in Financial Statements,* retroactive to January 1, 2000. In accordance with the applicable requirements of accounting principles generally accepted in the United States of America, consolidated financial statements for periods prior to 2000 have not been restated. Additionally, the Company made the decision in the second quarter of 1999 to recognize revenue for all of its then-existing operations when it invoices clients for its fee retroactive to January 1, 1999. The Company had previously recognized revenue from services provided to its historical client base (consisting primarily of retailers, wholesale distributors and governmental entities) at the time overpayment claims were presented to and approved by its clients. In accordance with the applicable requirements of accounting principles generally accepted in the United States of America, consolidated financial statements for periods prior to 1999 have not been restated. Due to accounting changes, certain financial statement amounts related to continuing operations for 2000 will not be directly comparable to corresponding amounts for 1999 and 1998 and certain financial statement amounts related to continuing operations for 1999 will not be directly comparable to corresponding amounts for 1998. The data presented below should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere in this annual report and other financial information appearing elsewhere in this annual report including Management's Discussion and Analysis of Financial Condition and Results of Operations.

Selected Consolidated Financial Data continued

PRG-Schultz International, Inc. and Subsidiaries

(In thousands, except per share data)	Years Ended December 31, 2002[1][5][12]	2001[2]	2000[3][5]	1999[4][5]	1998[6][7]
Statements of Operations Data:					
Revenues	$463,297	$314,025	$302,080	$287,345	$207,351
Cost of revenues	265,488	180,519	177,723	155,326	113,872
Selling, general and administrative expenses	144,724	118,902	106,035	83,404	71,367
Business acquisition and restructuring expenses[8]	–	–	–	13,341	–
Operating income	53,085	14,604	18,322	35,274	22,112
Interest (expense), net	(9,339)	(8,903)	(7,589)	(4,330)	(2,824)
Earnings from continuing operations before income taxes, minority interest, discontinued operations and cumulative effect of accounting changes	43,746	5,701	10,733	30,944	19,288
Income taxes	16,186	3,363	5,796	13,306	6,954
Earnings from continuing operations before minority interest, discontinued operations and cumulative effect of accounting changes	27,560	2,338	4,937	17,638	12,334
Minority interest in (earnings) of consolidated subsidiaries	–	–	–	(357)	(460)
Earnings from continuing operations before discontinued operations and cumulative effect of accounting changes	27,560	2,338	4,937	17,281	11,874
Discontinued operations:					
Earnings (loss) from discontinued operations, net of income taxes	–	(3,294)	(17,920)	10,155	2,760
Gain (loss) on disposal/retention of discontinued operations including operating results for phase out period, net of income taxes	2,716	(82,755)	–	–	–
Earnings (loss) from discontinued operations	2,716	(86,049)	(17,920)	10,155	2,760
Earnings (loss) before cumulative effect of accounting changes	30,276	(83,711)	(12,983)	27,436	14,634
Cumulative effect of accounting changes, net of income taxes	(17,208)	–	(26,145)	(29,195)	–
Net earnings (loss)	$ 13,068	$ (83,711)	$(39,128)	$ (1,759)	$ 14,634
Cash dividends per share[9]	$ –	$ –	$ –	$ 0.01	$ 0.01
Basic earnings (loss) per share:					
Earnings from continuing operations before discontinued operations and cumulative effect of accounting changes	$ 0.44	$ 0.05	$ 0.10	$ 0.36	$ 0.30
Discontinued operations	0.04	(1.78)	(0.37)	0.21	0.07
Cumulative effect of accounting changes	(0.27)	–	(0.53)	(0.61)	–
Net earnings (loss)	$ 0.21	$ (1.73)	$ (0.80)	$ (0.04)	$ 0.37
Diluted earnings (loss) per share:					
Earnings from continuing operations before discontinued operations and cumulative effect of accounting changes	$ 0.40	$ 0.05	$ 0.10	$ 0.35	$ 0.29
Discontinued operations	0.03	(1.77)	(0.36)	0.20	0.07
Cumulative effect of accounting changes	(0.21)	–	(0.53)	(0.59)	–
Net earnings (loss)	$ 0.22	$ (1.72)	$ (0.79)	$ (0.04)	$ 0.36

Selected Consolidated Financial Data continued

PRG-Schultz International, Inc. and Subsidiaries

(In thousands)	December 31, 2002[1][5][12]	2001[2]	2000[3][5]	1999[4][5][10]	1998[6][7][11]
Balance Sheet Data:					
Cash and cash equivalents	$ 14,860	$ 33,334	$ 18,748	$ 23,593	$ 21,108
Working capital	35,562	39,987	156,944	150,701	94,941
Total assets	585,780	379,260	497,364	476,694	401,531
Long-term debt, excluding current installments and loans from shareholders	26,363	–	153,563	92,811	138,609
Convertible notes	121,491	121,166	–	–	–
Total shareholders' equity	337,885	168,095	247,529	294,970	143,828

[1] During 2002, the Company completed the acquisitions of the businesses of HSA-Texas and affiliates accounted for as a purchase.

[2] During 2001, the Company completed the sale of its French Taxation Services business and Logistics Management Services segment at net losses of $54.0 million and $19.1 million, respectively. See Note 2 of Notes to Consolidated Financial Statements.

[3] During 2000, the Company completed two acquisitions accounted for as purchases consisting of The Right Answer, Inc. (March) and TSL Services, Inc. (June). See Notes 2 and 15 of Notes to Consolidated Financial Statements.

[4] During 1999, the Company completed six acquisitions accounted for as purchases consisting of Payment Technologies, Inc. (April), Invoice and Tariff Management Group, LLC (June), AP SA (October), Freight Rate Services, Inc. (December), Integrated Systems Consultants, Inc. (December) and minority interests in three subsidiaries of Meridian VAT Corporation Limited (December). See Note 2 of Notes to Consolidated Financial Statements.

[5] In 2002, the Company incurred a charge in connection with the implementation of Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*. See Note 7 of Notes to Consolidated Financial Statements. Additionally, in 2000 (See Note 1(d) of Notes to Consolidated Financial Statements) and 1999, the Company changed its method of accounting for revenue recognition. The Company made the decision in the second quarter of 1999 to recognize revenue for all of its then-existing operations when it invoices clients for its fee retroactive to January 1, 1999. The Company had previously recognized revenue from services provided to its historical client base (consisting primarily of retailers, wholesale distributors and governmental entities) at the time overpayment claims were presented to and approved by its clients.

[6] Selected consolidated financial data for the Company as of and for the year ended December 31, 1998, as originally reported, have been retroactively restated, as required under accounting principles generally accepted in the United States of America, to include the accounts of Meridian VAT Corporation Limited and PRS International, Ltd. which were each acquired in August 1999 and accounted for under the pooling-of-interests method.

[7] During 1998, the Company completed eight acquisitions accounted for as purchases consisting of Precision Data Link (March), The Medallion Group (June), Novexel S.A. (July), Loder, Drew & Associates, Inc. (August), Cost Recovery Professionals Pty Ltd (September), Robert Beck & Associates, Inc. and related businesses (October), IP Strategies SA (November) and Industrial Traffic Consultants, Inc. (December). See Note 2 of Notes to Consolidated Financial Statements.

[8] Consists of merger-related charges relating to businesses acquired under the pooling-of-interests accounting method and certain restructuring charges.

[9] Cash dividends per share represent distributions by PRS International, Ltd. to its shareholders.

[10] Balance Sheet Data as of December 31, 1999 reflect the receipt of $118.5 million in net proceeds from the Company's January 1999 follow-on public offering.

[11] Balance Sheet Data as of December 31, 1998 reflect the receipt of $81.2 million in net proceeds from the Company's March 1998 follow-on public offering.

[12] During 2002, the Company made the decision to retain Meridian, the Communications Services business and the Channel Revenue business which were formerly discontinued operations. See Note 1(c) of Notes to Consolidated Financial Statements.

Forward-Looking Statements

PRG-Schultz International, Inc.

Some of the information in this Annual Report contains forward-looking statements made by us that are based on the beliefs of management as well as estimates and assumptions made by and information currently available to our management. The words "could," "may," "might," "will," "would," "shall," "should," "pro forma," "potential," "pending," "intend," "believe," "expect," "anticipate," "estimate," "plan," "future" and other similar expressions generally identify forward-looking statements. These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Shareholders and other readers of this document are cautioned not to place undue reliance on these forward-looking statements. Such forward-looking statements reflect the views of our management at the time such statements are made and are subject to a number of risks, uncertainties, estimates and assumptions, including, without limitation, the following: (i) External factors such as the conflict with Iraq and potential terrorist attacks could have a material adverse effect on our future revenues and earnings, (ii) We depend on our largest clients for significant revenues, and if we lose a major client, our revenues could be adversely affected, (iii) If the current economic slowdown worsens, our clients may not make sufficient levels of purchases from which to deduct our claim findings and we therefore may be unable to recognize anticipated revenues, (iv) As a result of the K-Mart bankruptcy, there can be no assurances that the Company's expected level of 2003 revenues from K-Mart will be achieved, (v) The bankruptcy of any of our other larger clients, or of any of our larger clients' larger customers or suppliers, could impair then-existing accounts receivable and reduce expected future revenues from such clients, (vi) Our revenues from certain clients, such as manufacturers, distributors and healthcare providers, may change markedly from year-to-year, (vii) modifications to auditor compensation models may negatively impact employee retention, and therefore, our ability to generate revenues, (viii) The market for providing "basic-scope" recovery audit services to commercial entities in the United States is maturing, and we may not be able to increase the number of clients, particularly commercial, utilizing broad-scope audits, (ix) Our international operations, which may require significant management and financial resources to operate and expand, may prove unprofitable and our international operations are subject to a number of risks, including, without limitation, political instability and currency fluctuation risks, (x) Prospective clients, vendors or other involved parties in foreign markets may not accept our services, which could have a material adverse effect on our future growth, (xi) An adverse judgment in pending securities litigation could have a material adverse effect on our business, (xii) Our failure to retain the services of John M. Cook, or other key members of management, could adversely impact our continued success, (xiii) The inability of Transporters VAT Reclaim Limited to renew sufficient financing may have an impact on our Meridian unit's operations, (xiv) We may not be able to continue to compete successfully with other businesses offering recovery audit or related services, (xv) Changes in governmental regulations applicable to us could materially adversely affect our business, (xvi) The timing and amount of stock repurchases will depend on a number of factors, including, without limitation, available cash, required capital expenditures and prevailing market prices of our common stock, and other risk factors discussed in our Securities and Exchange Commission filings, including our Form 10-K as filed with the Securities and Exchange Commission on March 17, 2003. The Company disclaims any obligation or duty to update or modify these forward-looking statements.

Shareholder Information

PRG-Schultz International, Inc.

Shareholder Services

Registered shareholders with questions concerning the transfer or registration of their shares may call Clinton McKellar, Jr., Corporate Secretary, at (770) 779-3900.

For prompt assistance on address changes, consolidation of duplicate accounts, or related matters, shareholders should contact Wachovia Bank, N.A., Corporate Trust Group, 1525 West W. T. Harris Boulevard, Building 3C3, Charlotte, NC 28288-1153.

The Company's annual report to the Securities and Exchange Commission on Form 10-K is available without exhibits at no charge upon written request to Leslie H. Kratcoski at the address set forth below.

Financial Community Information

Inquiries from institutional investors, financial analysts, registered representatives, portfolio managers, and individual shareholders should be directed to:

Leslie H. Kratcoski
Vice President, Investor Relations

PRG-Schultz International, Inc.
600 Galleria Parkway
Suite 100
Atlanta, GA 30339
Phone (770) 779-3900
Web site: www.prgx.com

Registrar and Transfer Agent

Wachovia Bank, N.A.
Corporate Trust Group
1525 West W.T. Harris Boulevard
Building 3C3
Charlotte, NC 28288-1153
Phone (800) 829-8432

Market Price Data Per Quarter

The Company's common stock is traded under the symbol "PRGX" on The Nasdaq National Market (Nasdaq). The Company has not paid cash dividends since its March 26, 1996 initial public offering and does not intend to pay cash dividends in the foreseeable future. Moreover, restrictive covenants included in the Company's bank credit facility specifically limit payment of cash dividends. As of February 28, 2003, there were approximately 9,000 beneficial holders of the Company's common stock and 294 holders of record. The following table sets forth, for the quarters indicated, the range of high and low trading prices for the Company's common stock as reported by Nasdaq during 2002 and 2001.

	2002		2001	
	High	Low	High	Low
1st Qtr.	$14.18	$ 7.61	$ 7.67	$ 4.81
2nd Qtr.	16.25	11.55	14.00	4.88
3rd Qtr.	14.99	8.83	16.10	9.18
4th Qtr.	12.49	7.31	9.80	4.20

Independent Auditors

KPMG LLP
303 Peachtree Street, N.E.
Suite 2000
Atlanta, Georgia 30308

Web site

The Company makes available free of charge on its web site, www.prgx.com, its annual report, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports. Since November 15, 2002, the Company has made all filings with the Securities and Exchange Commission available on its web site, no later than the close of business on the date the filing was made. In addition, investors can access the Company's filings with the Securities and Exchange Commission at www.sec.gov/edgar.shtml.

Board of Directors

PRG-Schultz International, Inc.

John M. Cook [1]
Chairman of the Board and
Chief Executive Officer
Director since 1990.
Term expires in 2003.

John M. Toma [1]
Vice Chairman
Director since 1990.
Term expires in 2003.

Arthur N. Budge, Jr.
President and Chief Executive Officer,
Five States Energy Company, an owner
of a portfolio of oil and gas investments.
Director since 2002.
Term expires in 2005.

Stanley B. Cohen [1] [2]
President, SBC Financial Corporation,
a provider of financial consulting and
investment services.
Director since 1990.
Term expires in 2004.

David A. Cole [4]
Chairman Emeritus of the Board,
Kurt Salmon Associates Inc., an international management consulting firm.
Director since 2003.
Term expires in 2003.[6]

Jonathan Golden [1]
Partner, Arnall Golden Gregory LLP,
a law firm.
Director since 1990.
Term expires in 2003.

Garth H. Greimann [2]
Managing Director, Berkshire Partners
LLC, a private equity investment firm.
Director since 1995.
Term expires in 2004.

N. Colin Lind [4]
Managing Partner, Blum Capital
Partners, L.P., a strategic equity
investment firm.
Director since 2002.
Term expires in 2005.

E. James Lowrey [2]
Retired; Former Executive Vice President –
Finance and Administration, SYSCO
Corporation, a food distributor.
Director since 1995.
Term expires in 2004.

Thomas S. Robertson [3] [4]
Dean, Goizueta Business School
at Emory University.
Director since 1999.
Term expires in 2005.

Howard Schultz
Former Chairman of the Board,
PRG-Schultz International, Inc.
Director since 2002.
Term expires in 2004.

Jacquelyn M. Ward [3] [4] [5]
Managing Director, Intec USA,
a telecommunications systems company.
Director since 1999.
Term expires in 2005.

(1) Member of the Executive Committee
(2) Member of the Audit Committee
(3) Member of the Compensation Committee
(4) Member of the Nominating and Corporate Governance Committee
(5) Presiding Director of the Board
(6) Mr. Cole was elected to the Board of Directors in February 2003 and will stand for election at the annual meeting of shareholders in May 2003.

Management Team

PRG-Schultz International, Inc.

The Executive Management Committee

John M. Cook
Chairman of the Board and
Chief Executive Officer

John M. Toma
Vice Chairman

Mark C. Perlberg
President and
Chief Operating Officer

James L. Benjamin
Executive Vice President,
U.S. Operations

Donald E. Ellis, Jr.
Executive Vice President – Finance,
Chief Financial Officer and Treasurer

Eric Goldfarb
Executive Vice President and
Chief Information Officer

Maria A. Neff
Executive Vice President,
Human Resources

Bradley T. Roos
Executive Vice President,
Worldwide Sales and Marketing

The Senior Management Board

U.S. AP SERVICES MANAGEMENT

Timothy S. Brophey
U.S. Midwest

Robert V. Carlino
U.S. East

Robert P. Dehl
U.S. Growth

Thomas C. Leetzow
U.S. South

Jeffrey C. Meaux
Sales

Gerald G. Nau
U.S. Operations Administration

Mark Pitts
Client Development

Brian L. Rucker
U.S. Shared Services

Charles J. Schembri
U.S. West

INTERNATIONAL AP SERVICES MANAGEMENT

Randell H. Carr
Global Client Development

Andrew Downing
United Kingdom

William Houlin
Latin America

Michael Lee Guan Joo
Asia

Manfred Levy
Pacific

Mac M. Martirossian
Pacific Rim

Larry M. Robinson
Canada

OTHER ANCILLARY SERVICES

Dominic J. Layden
Meridian VAT Corporation

CORPORATE SUPPORT

Allison Aden
Finance and Accounting

David E. Berent
Information Services and Technology

Jeffrey B. McConnell
Audit Development and
Strategic Analysis

Clinton McKellar, Jr.
General Counsel and Secretary

Michael R. Melton
Strategic Analysis

BUSINESS DEVELOPMENT

Joe Massanelli
Business Development

Paul H. van Leeuwen
Business Development


PRG
Schultz

600 Galleria Parkway
Suite 100
Atlanta, GA 30339
770-779-3900
www.prgx.com